CANADIAN NATURAL RESOURCES LIMITED
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 8, 2025
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the ‘‘Meeting’’) of the Shareholders of Canadian Natural Resources Limited (the ‘‘Corporation’’) will be held at the Telus Convention Centre, 120 - 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 8, 2025, at 11:00 a.m. (MDT) for the following purposes:
1.To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2024;
2.To elect Directors for the ensuing year;
3.To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation’s Board of Directors to fix their remuneration;
4.To consider, and if deemed appropriate, to pass an ordinary resolution approving all unallocated stock options pursuant to the Amended, Compiled and Restated Stock Option Plan of the Corporation, as described in the Information Circular accompanying this Notice of Meeting;
5.To consider, and if deemed appropriate, to pass an ordinary resolution, on an advisory basis, on the Corporation’s approach to executive compensation, as described in the Information Circular accompanying this Notice of Meeting; and
6.To transact such other business as may properly be brought before the Meeting or any adjournments thereof.
The Corporation will hold the Meeting in person at the time and place designated herein. All applicable public health regulations and guidelines in place at the time of the Meeting will be in effect. Registered Shareholders and duly appointed proxyholders (as defined in the Information Circular) can attend and participate in the Meeting.
ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 19, 2025 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF THEIR COMMON SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE COMMON SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE OR OTHERWISE ESTABLISHES THAT THEY OWN SUCH COMMON SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT THEIR NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT ATTEND THE MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED.
IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 48 HOURS BEFORE THE MEETING, WHICH WILL BE HELD ON THURSDAY, MAY 8, 2025 AT 11:00 A.M. (MDT) OR 48 HOURS (EXCLUDING NON-BUSINESS DAYS) PRIOR TO THE TIME FIXED FOR THE HOLDING OF ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING.

The Information Circular of the Corporation accompanying this Notice contains important instructions and details on how to participate at the Meeting and vote your Common Shares by proxy or online during the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Information Circular.
Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered Shareholder, or if, as a beneficial Shareholder, you returned the financial statement request card sent with the 2024 proxy solicitation material.
DATED at Calgary, Alberta, this 19th day of March 2025.

BY ORDER OF THE BOARD OF DIRECTORS

STEPHANIE A. GRAHAM Corporate Secretary and Associate General Counsel, Canada

CANADIAN NATURAL RESOURCES LIMITED

PROXY STATEMENT AND MANAGEMENT INFORMATION CIRCULAR for Annual and Special Meeting of Shareholders to be held May 8, 2025

Proxy Statement and Management Information Circular
Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2024, the reported WM/Refinitiv noon benchmark exchange rate for one Canadian dollar was in U.S. dollars and Pounds Sterling U.S. $0.69423 and £0.55449, respectively. On December 31, 2024, the reported WM/Refinitiv noon benchmark exchange rate for one U.S. dollar was Canadian $1.44045 and for one Pound Sterling was Canadian $1.80344.

1	Canadian Natural 2025 Management Information Circular

I. Information on Items to be Acted Upon
Solicitation of Proxies
This Proxy Statement and Management Information Circular (the “Circular”) is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the “Corporation” or “Canadian Natural”) for use at the 2025 Annual and Special Meeting of the Shareholders of the Corporation.
The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Circular as well as any such solicitation referred to above will be paid by the Corporation.
Except as otherwise stated, the information contained herein is given as of March 19, 2025.
Information Concerning Voting
WHEN AND WHERE THE MEETING WILL BE HELD
The 2025 Annual and Special Meeting of the Shareholders of the Corporation will be held at the Telus Convention Centre, 120 - 9th Avenue S.E. in the City of Calgary, in the Province of Alberta, Canada, on Thursday, May 8, 2025 at 11:00 a.m. (MDT) (the “Meeting”) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.
QUORUM FOR THE MEETING
Holders of five percent (5%) of the outstanding common shares of the Corporation (the “Common Shares”) entitled to vote, present at the Meeting or by proxy, will constitute a quorum for the Meeting.
WHO CAN VOTE AT THE MEETING
Any Shareholder of record on March 19, 2025 (the “Record Date”) is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 8, 2025 or any adjournment or postponement of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date, you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and, not later than 5 days before the Meeting, you request your name be included on the list of shareholders entitled to vote at the Meeting.
You, as a Shareholder, have the right to designate a person or company (who need not be a Shareholder of the Corporation) other than N. Murray Edwards or Scott G. Stauth, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy. If you are a non-registered (beneficial) shareholder and wish to vote your Common Shares yourself at the Meeting, you will need to appoint yourself as proxy by following the instructions below under Voting as a Beneficial Shareholder.
VOTING AS A REGISTERED SHAREHOLDER
A registered shareholder is a shareholder who has (i) a share certificate registered in their name, or (ii) a Direct Registration Statement in their name which confirms their holdings. If you are a registered shareholder, you will have received a Form of Proxy for this Meeting. You will also be able to attend the Meeting and vote in person or appoint someone to vote at the Meeting on your behalf in the manner described herein.
Voting by proxy can be done in one of the following ways: 1) by mailing or personally delivering the completed form of proxy enclosed with this Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 48 hours (excluding non-business days) prior to the time fixed for the holding of the Meeting or of any postponement or adjournment of the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the Form of Proxy; or, 3) through the internet, in advance of the Meeting, at: www.investorvote.com and following the directions there.

Canadian Natural 2025 Management Information Circular	2

VOTING AS A BENEFICIAL SHAREHOLDER
A non-registered shareholder (a beneficial shareholder) is a shareholder who has their Common Shares held by an intermediary such as a broker, dealer, trustee or financial institution.
If you are a beneficial shareholder and you wish to have your Common Shares voted by proxy at the Meeting, you must provide instructions to the intermediary who is holding your Common Shares on how you want your Common Shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instructions by calling a toll free number or, through the internet, by accessing the website address indicated on the Voting Instruction Form and following the instructions.
If you wish to vote in person at the Meeting, you must appoint yourself as your proxyholder. To appoint yourself as proxyholder, insert your name in the space provided on the Voting Instruction Form provided to you with this Circular and sign and return it to the intermediary in accordance with the instructions provided. Do not otherwise complete the form as you will be voting at the Meeting. Please register at the registration table at the Meeting.
In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your Common Shares at the Meeting.
HOW YOUR COMMON SHARES WILL BE VOTED
Your Common Shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxyholder is one designated by us, and no voting instructions have been specified by you, your Common Shares will be voted: (i) in favour of each of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; and (iii) in favour of the ordinary resolution approving all unallocated stock options pursuant to the Amended, Compiled and Restated Stock Option Plan of the Corporation; and (iv) on the advisory vote, in favour of the Corporation’s approach to executive compensation.
The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment or postponement thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but, if other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgment.
CHANGING YOUR VOTE
If you are a registered shareholder and change your mind on how you want your Common Shares voted or you decide to attend the Meeting and vote yourself, you can revoke your proxy by personally attending the Meeting and voting your Common Shares during the designated time or in accordance with the following instructions.
You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day proceeding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment of the Meeting; or, (b) depositing another form of proxy before 11:00 a.m. (MDT) on May 6, 2025 or not less than 48 hours (excluding non-business days) prior to the time fixed for the holding of any adjournment or postponement of the Meeting. The written notice revoking your proxy can be signed by you or your attorney, provided they have your written authorization. If the Common Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.
If you are a beneficial shareholder, follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above under the heading Voting as a Beneficial Shareholder. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.
YOU MAY RECEIVE MORE THAN ONE SET OF VOTING MATERIALS
You may receive more than one set of voting materials, including multiple copies of this Circular, and multiple proxy or Voting Instruction Forms if you hold your Common Shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold Common Shares. If you are a registered holder of record and you hold your Common Shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

3	Canadian Natural 2025 Management Information Circular

HOW THE VOTES ARE COUNTED
As a shareholder, you are entitled to one vote for each Common Share you hold as at March 19, 2025 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) it is required by law.
IF YOU HAVE OTHER QUESTIONS
If you are a Registered Shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation’s transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.
If you are a Beneficial Shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form or as otherwise provided in the Voting Instruction Form.
Number of Voting Shares Outstanding and Principal Holders Thereof
The Record Date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is March 19, 2025, provided that, to the extent a Shareholder of record transfers the ownership of any of their Common Shares after the Record Date and (i) the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes that they own such Common Shares; and (ii) requests, not later than 5 days before the Meeting, that their name be included on the shareholders’ list, then such transferee shall be entitled to vote such Common Shares at the Meeting.
As at March 19, 2025, the Corporation has 2,099,250,154 Common Shares issued and outstanding, each Common Share carrying the right to one vote.
To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation other than:

Capital World Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	251,874,765 Common Shares (1)	12.0%
(1)Information as at February 28, 2025 based on the most recent Form 62-103F3 filed by Capital World Investors on March 4, 2025.
Business of the Meeting
Shareholders will be addressing five items at the Meeting:
1.Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2024;
2.Electing the directors of the Corporation to serve until the next Annual Meeting of Shareholders;
3.Appointing the Auditors of the Corporation to serve until the next Annual Meeting of Shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors’ remuneration;
4.Approving all unallocated stock options pursuant to the Amended, Compiled and Restated Stock Option Plan of the Corporation, as described in this Circular; and
5.Conducting an advisory vote on the Corporation’s approach to executive compensation.
Shareholders will also consider other business that may properly be brought before the Meeting.
Receiving the Annual Report
Copies of the Annual Report, including the Consolidated Financial Statements and the report of Auditors for the year ended December 31, 2024, will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation’s website at: www.cnrl.com and under the Corporation’s profile on SEDAR+ at: www.sedarplus.ca. As a Shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation’s independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

Canadian Natural 2025 Management Information Circular	4

Election of Directors
The affairs of the Corporation are managed by a Board of Directors (the “Board”) who are elected annually at each Annual Meeting of Shareholders. Directors are elected to hold office until the next Annual Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors.
Shareholders will be asked to elect 12 directors at the Meeting of which 10 nominees out of the 12 (83%) are independent. All of the nominees are currently Directors who were elected at the Annual and Special Meeting of Shareholders of the Corporation held on May 2, 2024. Over the past ten years, four independent and four management directors retired from the Board and four independent directors and three management directors have joined the Board. One independent director also resigned from the Board in that period. These changes reflect the ongoing renewal of the Board while adding diversity and industry, business and managerial experience.
DIVERSITY AND INCLUSION POLICY STATEMENT
The Corporation is committed to diversity and inclusion and values the benefits that an inclusive and diverse workforce can bring to the organization.
Embracing the inclusion of individuals with diverse backgrounds and perspectives (including gender, ethnicity, Indigenous status, age, disability, and other diverse attributes) promotes a safe, healthy and innovative environment. Different perspectives and ideas mitigate against group bias and ensure that the Corporation has the opportunity to benefit from all available talent and the diverse ideas that different individual experiences foster.
By creating an inclusive work environment where all people are valued and welcomed, the Corporation is a place where everyone can grow and contribute to the success of the organization.
The Corporation believes the promotion of diversity at all levels within the organization is best served through careful consideration of the knowledge, experience, skills and perspectives of each individual in light of the needs of the organization without focusing on any single diversity characteristic. The Corporation will continue to ensure that it is a representative employer, reflecting the strength that diversity brings to our broader community and to our society.
The Corporation is also respectful of an individual’s right to personal privacy and acknowledges that the gathering and reporting of diversity information does not supersede an individual’s right to not disclose or self-declare.
The Corporation recognizes that it is in its continued best interest to have a Board whose members are diverse in background and experience and can bring a broad perspective to decision making for the guidance, direction, leadership and good governance of the Corporation.
Director nominees are selected for their experience, expertise and judgment, as well as a demonstrated ability to exercise independent thought. Nominees must also share the values of the Corporation and be aligned with its culture. The Corporation’s gender diversity targets and other aspects of an individual’s diverse characteristics, background, experience and skills are always considered when identifying potential candidates.
The Board considers its current policies and practices appropriate and will continue to support its ongoing efforts to promote diversity and inclusion within the organization.
With respect to gender diversity, the Board believes that a Board composition where a minimum of 40% of its independent directors are women is appropriate when the other factors relevant to Board effectiveness and the natural resource industry are considered. The Board has determined that, at this time, targets for other categories of diversity would be difficult to implement given that individuals are not obligated to disclose or self-declare as members of any particular group. Of the ten independent Director nominees standing for election at the Meeting, four are women (40%), and one (10%) is a self-declared member of an ethnic and visible minority. The Board remains committed to identifying and recruiting candidates from other diverse communities as vacancies arise.
The Corporation actively encourages the advancement of women and supports diverse communities within the organization to stimulate creativity and innovation while promoting personal and professional development. As part of the overall leadership development and management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to continuing education and career development opportunities within the Corporation. Appointments by the Board to the executive level are determined based upon the merit, performance, leadership and management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. While the Corporation has not adopted a target regarding the representation of women at the executive level, the Corporation monitors trends in gender representation in supervisory/technical roles as well as at both the manager and executive level on an annual basis to ensure that corporate trends support the development of women as candidates and support continued progress towards a more diverse workforce and increased representation of women at all levels of the Corporation. Currently, 19% of the Corporation's overall leadership is female, which is comprised of seventy (70) women (22%) in manager positions, eight (8) women in Senior Vice‑President or Vice-President roles, including three (3) women (16%) in executive officer positions (and who are members of the senior management team of nineteen) and approximately four hundred and seventy-five (475) women (18%) who are in supervisory and/or technical roles across the organization.

5	Canadian Natural 2025 Management Information Circular

MANDATORY SHARE OWNERSHIP
The Board believes that, in order to achieve better alignment in the interests of the directors and the executive officers of the Corporation and those of shareholders, requiring that the directors and executive officers maintain Common Share ownership is desirable. Details regarding the Corporation’s mandatory share ownership policy can be found on page 25.
Within five (5) years from the date of a director’s appointment to the Board, non-management directors are required to acquire and hold Common Shares and/or Deferred Share Units (“DSUs”) of the Corporation equal to a minimum aggregate value of $825,000, being three times the annual retainer fee paid to directors in 2024. Directors are required to annually confirm their Common Share and DSU ownership position prior to filing the Circular, the results of which are reported in the table below for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that their position has not been hedged against declines in the value of the Common Shares or otherwise sold.
Management directors are required to hold Common Shares equal to a minimum aggregate market value of four times their annual salary within three (3) years from the date of their appointment as an officer of the Corporation. As the Executive Chair’s annual salary is $1, his mandatory, required holding in 2024 was four times his notional salary of $884,200. For a discussion of Mr. Edwards' notional salary, please refer to page 32.
MAJORITY VOTING POLICY FOR DIRECTORS
In accordance with the Corporation’s majority voting policy for directors, any nominee in an uncontested election who receives a greater number of Common Shares withheld than Common Shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The Board would be expected to accept the resignation, absent exceptional circumstances. The majority voting policy does not apply if there are contested director elections. The Corporation shall issue a news release regarding the election of directors and the Board’s decision on any such resignation.
DIRECTOR NOMINEES
The following sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the “Nominee”); the Nominee’s principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed as a director of the Corporation; the voting results for the Nominee at the previous Annual Meeting of Shareholders, if applicable; the number of the Common Shares and/or DSUs of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 19, 2025 and the value thereof; whether each Nominee meets the mandatory Common Share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options and performance share units (“PSUs”) held. (See page 29 for details on the PSU program). Refer to page 56 for additional information on the level of experience and areas of expertise reflected on the Board.

Catherine M. Best, FCPA, ICD.D (age 71) Calgary, Alberta Canada Director since November 2003 Independent	Ms. C.M. Best is a corporate director. Until May 2009, she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice‑President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000, she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.
Voting Results at 2024 Annual Meeting	For: 97.19% Withheld: 2.81%
Other Public Company Board Memberships	Superior Plus Corporation
Board and Committee Participation – 100%		Holdings – Ms. Best exceeds her Ownership Requirements with holdings having an aggregate value of $5,013,154.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 or 7	119,304	Common Shares	$5,013,154	$825,000
Audit (Chair)	5 of 5
Compensation	5 of 5

Canadian Natural 2025 Management Information Circular	6

Dr. M. Elizabeth Cannon, O.C. (age 62) Calgary, Alberta Canada Director since November 2019 Independent	Dr. M.E. Cannon is a corporate director. Dr. Cannon is President Emerita at the University of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006 to 2010, as well as President and Vice Chancellor from 2010 to 2018. Dr. Cannon is a fellow of the Royal Society of Canada and the Canadian Academy of Engineering, an associate of the National Academy of Engineering (US) and a corresponding member of the Mexican Academy of Engineering. Dr. Cannon holds a Bachelor of Applied Sciences (Mathematics) from Acadia University as well as Bachelor of Science, a Master of Science and a PhD in Geomatics Engineering, all from the University of Calgary. Dr. Cannon is a professional engineer and a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”). She also holds Honorary Doctorates from 3 universities as well as an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology. Dr. Cannon was a recipient of the Order of Canada in 2019.
Voting Results at 2024 Annual Meeting	For: 99.26% Withheld: 0.74%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Dr. Cannon exceeds her Ownership Requirements with holdings having an aggregate value of $2,661,505.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	37,543	Common Shares	$1,577,557	$825,000
Health, Safety, Asset Integrity and Environmental	4 of 4	25,796	DSUs	$1,083,948
Reserves	3 of 3

N. Murray Edwards, O.C. (age 65) St. Moritz, Switzerland Executive Chair Director since September 1988 Non-independent (Management)	Mr. N.M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer LLP in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada.
Voting Results at 2024 Annual Meeting	For: 96.46% Withheld: 3.54%
Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation
Board and Committee Participation – 100%		Holdings – Mr. Edwards exceeds his Ownership Requirements with holdings having an aggregate value of $1,791,567,914.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	42,636,076	Common Shares	$1,791,567,914	$3,536,800
		3,000,000	Stock Options
		1,200,900	PSUs

7	Canadian Natural 2025 Management Information Circular

Christopher L. Fong (age 75) Calgary, Alberta Canada Director since November 2010 Independent	Mr. C.L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980, Mr. Fong worked as a petroleum engineer and as a corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary’s Public Education Trust, as a governor of Honen’s, an International Piano Competition, past Chair of UNICEF Canada and has served on the Petroleum Advisory Committee of the Alberta Securities Commission. Mr. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary.
Voting Results at 2024 Annual Meeting	For: 95.95% Withheld: 4.05%
Other Public Company Board Memberships	Computer Modelling Group Ltd.
Board and Committee Participation – 100%		Holdings – Mr. Fong exceeds his Ownership Requirements with holdings having an aggregate value of $5,959,654.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	84,461	Common Shares	$3,549,051	$825,000
Health, Safety, Asset Integrity and Environmental (Chair)	4 of 4	57,368	DSUs	$2,410,603
Reserves	3 of 3

Ambassador Gordon D. Giffin (age 75) Sarasota, Florida U.S.A. Director since May 2002 and Lead Independent Director since May 2012	Ambassador G.D. Giffin is a partner and Global Vice-Chair, emeritus at Dentons US LLP, in their Washington, D.C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 30 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law. Ambassador Giffin also serves on the Board of Trustees of the Carter Presidential Center and is a member of both the Council on Foreign Relations and the Trilateral Commission. Ambassador Giffin also serves as a member of the Board of CIBC Bank USA.
Voting Results at 2024 Annual Meeting	For: 89.56% Withheld: 10.44%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Ambassador Giffin exceeds his Ownership Requirements with holdings having an aggregate value of $9,697,670.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	230,787	Common Shares	$9,697,670	$825,000
Audit	5 of 5
Nominating, Governance and Risk (Chair)	3 of 3

Canadian Natural 2025 Management Information Circular	8

Wilfred A. Gobert (age 77) Calgary, Alberta Canada Director since November 2010 Independent	Mr. W.A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters & Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included the research and analysis of integrated oil companies and oil and gas producers. Mr. Gobert received an MBA (Finance) degree from McMaster University as well as a Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.
Voting Results at 2024 Annual Meeting	For: 98.55% Withheld: 1.45%
Other Public Company Board Memberships	Paramount Resources Ltd.
Board and Committee Participation – 100%		Holdings – Mr. Gobert exceeds his Ownership Requirements with holdings having an aggregate value of $3,572,961.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	85,030	Common Shares	$3,572,961	$825,000
Audit	5 of 5
Compensation	5 of 5
Nominating, Governance and Risk	3 of 3

Christine Healy (age 53) Toronto, Ontario Canada Director since February 2024 Independent	Ms. C.M. Healy was appointed as a director of the Company on February 27, 2024. Ms. Healy was appointed President and CEO of Northland Power Inc., an independent Canadian power producer with global assets on February 5, 2025. Prior to, she was the President, AMEA (Asia, Middle East and Australia) of AtkinsRealis, a globally-leading design, engineering and project-management company. Prior to that, she served as Senior Vice President, Carbon Neutrality and Continental Europe for TotalEnergies from 2021 to 2023. From 2018 to 2020, Ms. Healy served as Country Chair, President and Chief Executive Officer for Total E&P Canada. Prior to her tenure with TotalEnergies, Ms. Healy was Chief Strategy Officer and General Counsel of Maersk Oil and Gas where she was responsible for M&A, strategy, commercial, communications, government relations, compliance and legal. She previously held senior executive positions with Equinor and the Government of Newfoundland and Labrador. Ms. Healy holds a Bachelor of Arts (Honours) in Economics from Memorial University and a Juris Doctorate degree from Osgoode Hall Law School.
Voting Results at 2024 Annual Meeting	For 99.78% Withheld: 0.22%
Other Public Company Board Memberships	None
Board and Committee Participation – 93%		Holdings – Ms. Healy has until February 27, 2029 to meet her Ownership Requirements.
Meetings	Attendance	Securities Held		Value	Required Ownership(1)
Board	6 of 7
Audit	5 of 5	2,394	Common Shares	$100,596	$825,000
Nominating, Governance and Risk	3 of 3
(1)Ms. Healy has 5 years from her appointment to achieve the required ownership threshold for Directors.

9	Canadian Natural 2025 Management Information Circular

Steve W. Laut (age 67) Calgary, Alberta Canada Director since August 2006 Independent
Mr. S.W. Laut retired from the Corporation effective May 5, 2020 and is currently a corporate director and businessman. Prior to his retirement, he was the Executive Vice-Chairman of the Corporation from March 2018. Mr. Laut joined the Corporation as Senior Exploitation Engineer in 1991, and thereafter was appointed to positions of increasing responsibility including as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. During his tenure with the Corporation, he was instrumental in contributing to the its growth and success. Mr. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is an APEGA member.

Voting Results at 2024 Annual Meeting	For: 98.88% Withheld: 1.12%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. Laut exceeds his Ownership Requirements with holdings having an aggregate value of $38,060,708.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	905,776	Common Shares	$38,060,708	$825,000
Health, Safety, Asset Integrity and Environmental	4 of 4
Reserves	3 of 3

Honourable Frank J. McKenna, P.C., O.C., O.N.B., K.C. (age 77) Cap Pelé, New Brunswick Canada Director since August 2006 Independent	Mr. F.J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper LLP, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, postgraduate studies in political science at Queen’s University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.
Voting Results at 2024 Annual Meeting	For: 93.80% Withheld: 6.20%
Other Public Company Board Memberships	Brookfield Asset Management Inc.
Board and Committee Participation – 100%		Holdings – Mr. McKenna exceeds his Ownership Requirements with holdings having an aggregate value of $6,783,121.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	161,426	DSUs	$6,783,121	$825,000
Compensation (Chair)	5 of 5
Nominating, Governance and Risk	3 of 3

Canadian Natural 2025 Management Information Circular	10

Scott G. Stauth (age 59) Calgary, Alberta Canada Director since February 2024 Non-Independent (Management)
Mr. S.G. Stauth became President of the Corporation on February 28, 2024. Prior thereto, he joined the Corporation in 1997 and was appointed to positions of increasing responsibility as Vice President Field Operations in 2006, Senior Vice-President Operation Field, Facilities & Pipelines in 2011, Senior Vice-President North American Operations in 2013, Senior Vice-President, North American Operations responsible for the Horizon, Thermal and Conventional Field Operations in 2014, Executive Vice President, Canadian Field Operations adding the responsibility of Athabasca Oil Sands Project in 2017 and, in 2018, Chief Operating Officer, Oil Sands. He has played a significant role in the Corporation’s evolution and growth during his tenure.

Voting Results at 2024 Annual Meeting	For: 99.22% Withheld: 0.78%
Other Public Company Board Memberships	None
Board and Committee Participation - 100%		Holdings – Mr. Stauth exceeds his Ownership Requirements with holdings having an aggregate value of $14,670,569.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board	7 of 7	349,133	Common Shares	$14,670,569	$2,400,000
Health, Safety, Asset Integrity and Environmental	2 of 2	1,280,000	Stock Options
		294,109	PSUs
(1) Mr. S. Stauth was appointed to the Board of Directors effective February 27, 2024 and the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee effective February 28, 2024.

David A. Tuer (age 75) Calgary, Alberta Canada Director since May 2002 Independent	Mr. D.A. Tuer is a corporate director. Prior thereto, Mr. Tuer was Executive Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which was engaged in the potential development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is Chairman of the board of directors of Altalink Management LLP, a private limited partnership.
Voting Results at 2024 Annual Meeting	For: 94.77% Withheld: 5.23%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. Tuer exceeds his Ownership Requirements with holdings having an aggregate value of $2,490,273.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	59,264	Common Shares	$2,490,273	$825,000
Audit	5 of 5
Reserves (Chair)	3 of 3

11	Canadian Natural 2025 Management Information Circular

Annette M. Verschuren, O.C. (age 68) Toronto, Ontario Canada Director since November 2014 Independent	Ms. A.M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice President, Corporate Development of Imasco Ltd. and Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and holds board positions with Liberty Mutual Insurance Group, Air Canada, Saputo, and Protexxa. She is also the Chair of the MaRS Discovery District and is on the board of the Ontario Energy Association. Ms. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from ten universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.
Voting Results at 2024 Annual Meeting	For: 99.57% Withheld: 0.43%
Other Public Company Board Memberships	Air Canada Saputo Inc.
Board and Committee Participation – 100%		Holdings – Ms. Verschuren exceeds her Ownership Requirements with holdings having an aggregate value of $4,122,918.
Meetings	Attendance	Securities Held		Value	Required Ownership
Board of Directors	7 of 7	40,750	Common Shares	$1,712,315	$825,000
Compensation	5 of 5	57,368	DSUs	$2,410,603
Health, Safety, Asset Integrity and Environmental	4 of 4

Canadian Natural 2025 Management Information Circular	12

Director Compensation
With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors on an annual basis to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of a cash retainer and an equity retainer (Common Shares or DSUs) to its non-management directors in their capacity as directors.
Effective January 1, 2021, on the recommendation of the Nominating, Governance and Risk Committee, the Board adjusted the fees paid to non-management directors to remain comparable with fees paid by companies of similar size and complexity. The equity retainer component of Director compensation was moved to a monetary value of $175,000 annually, which would be used to purchase Common Shares on behalf of the directors, from the direct purchase of 4,000 Common Shares, with the per meeting fees paid to directors also being eliminated. In November 2022, on the recommendation of the Nominating, Governance and Risk Committee, the Board adjusted the cash retainer component paid to non-management directors from $50,000 to $100,000 effective January 1, 2023.
In November of 2023, on the recommendation of the Nominating, Governance and Risk Committee, the Board adjusted the fees paid to the Chairs of the Audit Committee, the Health, Safety, Asset Integrity and Environmental Committee, the Reserves Committee and the Compensation Committee to remain comparable with fees paid by companies of similar size and complexity and to reflect the increased workload associated with those roles, which increases took effect on January 1, 2024. In addition, on the recommendation of the Compensation Committee, the fee payable to the Lead Independent Director was also increased effective January 1, 2024.

	ANNUAL RETAINER FEES
Board Member	Cash Retainer	$100,000
	Equity Retainer (1)(2)	$175,000
	Committee Member	$5,000
	Audit Committee Chair (3)	$30,000
	Compensation Committee Chair (3) Health, Safety, Asset Integrity & Environmental Committee Chair (3) Reserves Committee Chair (3) Nominating, Governance and Risk Committee Chair (3)	$25,000
	Lead Independent Director (3)	$40,000
	Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$2,500 per round trip
(1)The equity portion of retainer fees can be taken as DSUs, which are redeemed for cash after the director leaves the Board. Messrs. F.J. McKenna and C.L. Fong and Mmes. A.M. Verschuren and M.E. Cannon were participants in the DSU plan in 2024.
(2)Shares are purchased at the market price through the facilities of the Toronto Stock Exchange (“TSX”).
(3)Effective January 1, 2024, the fees for the Chair of the Audit Committee were increased to $30,000; the fees for each of the Chairs of the Compensation Committee, the Health, Safety, Asset Integrity and Environmental Committee, the Nominating, Governance and Risk Committee and the Reserves Committee were increased to $25,000; and the fees paid to Lead Independent Director, who also acts as the Chair of the Nominating, Governance and Risk Committee, were increased to $40,000.
There are no vesting or hold restrictions on the Common Shares purchased as part of director’s fees except to the extent directors are required to be in compliance with the Common Share ownership threshold for directors under the Common Share ownership guidelines of the Corporation. DSUs are included in the Common Share ownership requirements for Directors. DSUs vest immediately upon the grant thereof and can only be realized by a recipient after they cease to be a director of the Corporation and only up to December 31 of the year following the year in which they ceased to be a director. Fees paid are inclusive of the time required to prepare for Board or committee meetings.

13	Canadian Natural 2025 Management Information Circular

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. The compensation paid to Messrs. N.M. Edwards and S.G. Stauth in 2024 is reported in the Summary Compensation Table for Named Executive Officers on page 41. As a result, no annual retainer or other form of director fees were paid to these directors in 2024. Fees paid to the non-management directors for 2024 are reported in the table below.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total
C.M. Best	$135,000	$—	$—	$175,000	$—	$—	$310,000
M.E. Cannon	111,250	—	—	175,000	—	—	286,250
C.L. Fong	130,000	—	—	175,000	—	—	305,000
G.D. Giffin	170,000	—	—	175,000	—	10,000	355,000
W.A. Gobert	110,000	—	—	175,000	—	—	285,000
C.M. Healy(4)	108,750	—	—	116,687	—	10,000	235,437
S.W. Laut	110,000	—	—	175,000	—	—	285,000
F.J. McKenna	130,000	—	—	175,000	—	10,000	315,000
D.A. Tuer	130,000	—	—	175,000	—	—	305,000
A.M. Verschuren	$110,000	$—	$—	$175,000	$—	$10,000	$295,000
(1)The amount shown represents the cost of Common Shares purchased on the TSX as the equity portion of the 2024 fees paid to directors.
(2)Messrs. F.J. McKenna and C.L. Fong and Mmes. A.M. Verschuren and M.E. Cannon participate in the DSU Plan and receive the equivalent number of DSUs in lieu of Common Shares for the equity portion of directors’ fees, which are given the same value as the Common Shares purchased for the other directors.
(3)All Other Compensation is the amount paid to directors whose principal residence is out of the Province of Alberta and who attend meetings in person ($2,500 per round trip).
(4)Ms. C.M. Healy's fees for 2024 were adjusted pro rata to reflect her appointment date of February 27, 2024.

Communication with the Board
The Corporation believes that strong governance includes year-round engagement with Shareholders. Shareholder representatives meet regularly throughout the year with senior management and, when requested and appropriate, independent members of the Board of Directors. In addition, our senior management engages directly with Shareholders through earnings calls. One-on-one meetings are usually requested by Shareholders and take place in person, virtually or by telephone depending on the nature of the meetings and the location of the individuals involved. The Corporation regularly participates in investor conferences where senior management interacts with Shareholders and, in most cases, one-on-one meetings with Shareholders are arranged as part of these events. During one-on-one meetings, Shareholders have access to senior management and, occasionally, directors to make inquiries regarding the Corporation's policies, governance and performance. In the course of all of its Shareholder engagement activities, the Corporation maintains a process of review that ensures that no preferential disclosure takes place such that neither the participating Shareholder nor the Corporation are prejudiced.
In 2024, the Corporation participated in approximately 14 investor conferences and was involved in approximately 45 in-person one-on-one or group meetings with Shareholders located in Canada, the United States of America and Europe. Furthermore, the Corporation arranged specific engagement sessions, including telephone conferences, at the request of Shareholders to address various matters identified by the requesting Shareholder.
Any Shareholder or interested party who wishes to communicate directly with the Board, the Lead Independent Director or any specific Director may do so by directing any correspondence to their attention, as applicable, using the following address:
c/o Corporate Secretary
Canadian Natural Resources Limited
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Upon receipt, the Corporate Secretary will follow a process approved by the Nominating, Governance and Risk Committee of the Board and forward the communication to the Director to whom it is addressed. Depending on the subject matter, the Corporate Secretary may also refer the inquiry to senior management, the appropriate corporate department, the Audit Committee Chair, the Lead Independent Director or the Board Chair. If the matter does not appear to request direct attention by the Board or an individual Director, the correspondence may be directed to the appropriate corporate department. All correspondence will be reviewed and addressed through a direct response or, if more appropriate, through specific Shareholder engagement sessions. Finally, the Corporate Secretary, in consultation with the General Counsel, may determine that correspondence that is primarily commercial in nature or that relates to an improper or irrelevant topic should not be forwarded.

Canadian Natural 2025 Management Information Circular	14

Appointment of Auditors
The Board, upon the recommendation of the Audit Committee of the Board, has selected the firm of PricewaterhouseCoopers LLP (“PwC”) to be nominated at the Meeting for re-appointment as the Corporation’s independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2024 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and the independence of PwC. As part of the annual assessment of the ongoing suitability of PwC as the Corporation’s independent auditor, management reviews the qualifications and performance of the independent auditor, the approach to promoting and monitoring audit quality, the quality of communications with management, as well as the independent objectivity and professional rigor of the auditor. Management also considers third party assessments and reports with respect to audit quality of the independent auditor, including the Canadian Public Accountability Board in Canada and the Public Company Accounting Oversight Board in the United States, as well as internal steps taken by the independent auditor to maintain audit quality and preserve independence.
The Corporation’s independent auditor since its inception has been PwC. To maintain audit quality and foster independence, PwC has advised the Corporation that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for three years.
The Audit Committee of the Board in 2024 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation’s consolidated financial statements and internal controls over financial reporting, reviews of the Corporation’s quarterly unaudited consolidated financial statements, audits of certain of the Corporation’s subsidiary companies’ annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets, Crown Royalty Statements and GHG emissions reporting verification and assurance; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Fees accrued to PwC are shown in the table below.
FEES ACCRUED TO AUDITORS PRICEWATERHOUSECOOPERS LLP

Services	Fiscal 2024	Fiscal 2023
Audit	$2,557,000	$2,465,000
Audit Related	1,284,000	1,421,000
Tax Related	413,000	400,000
Other	63,000	6,000
Total Accrued Fees	$4,317,000	$4,292,000
Additional disclosure regarding the Audit Committee and its members is contained in the Corporation’s Annual Information Form for the year ended December 31, 2024, dated March 19, 2025 under “Audit Committee Information”.
Stock Option Plan
To remain competitive with its industry peer group and to provide parity with compensation levels within the industry, the Corporation believes that granting of stock options should be used to augment the overall compensation package and therefore has maintained a long-standing policy of awarding stock options to its officers, employees and designated "Service Providers" as defined under the Amended, Compiled and Restated Stock Option Plan, the full text of which is included as Schedule “D” (the “SOP”). Unless otherwise defined in this Circular, capitalized terms in this section shall have the meanings given to them in the SOP. Stock options provide a long-term incentive for all employees and officers and ensure they are aligned with shareholders and are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation’s business objectives.
In order to determine the reasonable number of stock options to be awarded to executive officers and employees at all levels and in order to remain competitive with and maintain parity in the industry, the Corporation, in addition to considering the performance of the individual employee, the overall performance of the Corporation and other applicable factors, uses published data of its peer companies.
The stock options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one year (for options granted on the basis of prior year performance) or two years (for options awarded to new employees at the time of hire) after the date of grant. The exercise price of the options cannot be lower than the closing market price on the TSX the day prior to the date of the grant. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the issued and outstanding Common Shares. The SOP provides that:
(i)    the aggregate number of Common Shares reserved for issuance under the SOP, together with all other share based compensation plans shall be equal to 7% of the issued and outstanding Common Shares;

15	Canadian Natural 2025 Management Information Circular

(ii)    the aggregate number of Common Shares reserved for issuance to insiders pursuant to all share based compensation plans including options shall not exceed 10% of the issued and outstanding Common Shares; and
(iii)    the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the issued and outstanding Common Shares.
The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP.
Options are exercisable only during the term of employment with the Corporation and provided that the option holder is not subject to a collective agreement as defined in the SOP. If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee dies while a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and, if not exercised, shall terminate no later than twelve months from date of death.
Independent Directors are not eligible to receive options under the SOP.
Shareholders have authorized the Board of Directors of the Corporation to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re‑grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period affected Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the UK Board of Inland Revenue has been obtained for such amendment.
APPROVAL OF UNALLOCATED STOCK OPTIONS
Section 613(a) of the TSX Manual provides that, every three (3) years after the institution of a security based compensation arrangement, which does not have a fixed maximum number of securities issuable, all unallocated rights, options or other entitlements under such arrangements must be approved by a majority of the issuer’s directors and by the issuer’s security holders.
The shareholders, at their meeting held on May 5, 2022, approved the SOP as a “rolling 7%” plan which provides that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options shall not exceed such number which represents 7% of the number of issued and outstanding Common Shares from time to time. The SOP is considered an evergreen plan, since the Common Shares issued on exercise of stock options shall be available for subsequent grants under the SOP.
When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated stock options. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP but, as they are not subject to current stock option grants, they are referred to as unallocated stock options.
The current number of Common Shares issued and outstanding as at March 19, 2025 is 2,099,250,154. Accordingly, as the “rolling 7%” plan is in effect, there are 146,947,511 Common Shares reserved for issuance upon the exercise of stock options, which constitutes 7.0% of the issued and outstanding Common Shares of the Corporation. There are currently 61,488,681 stock options outstanding (2.9% of the issued and outstanding Common Shares as at March 19, 2025) and 85,458,830 options unallocated under the SOP.
As the SOP is a security based compensation arrangement which does not have a fixed maximum number of securities issuable, all unallocated stock options under the SOP must be approved by a majority of the Corporation’s directors and by the Corporation’s security holders every three years. Accordingly, the SOP, and all unallocated stock options thereunder, was most recently ratified, confirmed and approved by the directors and by the shareholders on May 5, 2022.

Canadian Natural 2025 Management Information Circular	16

Approval by the shareholders of the unallocated stock options under the SOP is required by the policies of the TSX and, therefore, must be approved by an ordinary resolution. An affirmative vote by holders of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the resolution set forth below. The shareholder approval obtained in 2022 will expire on May 5, 2025 and the Corporation will not be permitted to grant any stock options under the SOP thereafter, until shareholder approval is obtained at the Meeting.
If the shareholders approve the ordinary resolution: (i) the maximum number of Common Shares issuable under the SOP shall be equal to 7% of the Common Shares outstanding from time to time; (ii) all unallocated stock options under the SOP will be approved; (iii) the Corporation will be authorized to continue to grant stock options under the SOP until May 8, 2028; and (iv) the Corporation will be required to seek approval for any unallocated stock options under the SOP again on or before May 8, 2028. Stock options which have not been allocated as of May 5, 2025 and Common Shares which are reserved for issuance pursuant to stock options which are outstanding as of May 5, 2025 and which are subsequently cancelled, terminated or exercised will not be available for new grant of stock options under the SOP until the resolution is approved at the Meeting or a resolution approving the unallocated stock options under the SOP is otherwise approved by the shareholders of the Corporation. Stock options allocated prior to May 5, 2025 will continue to be unaffected by the approval or disapproval of the resolution.
As noted above, continuation of the SOP is necessary to maintain a competitive compensation program that will also be an effective retention program for key employees and executives. Accordingly, the Board of Directors recommends approval of the unallocated stock options under the SOP to be allocated and the number of Common Shares issuable pursuant to the SOP.
The Board of Directors unanimously recommends that shareholders vote in favour of the proposed resolution. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.
Shareholders will be asked at the Meeting to approve the following resolution:
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:
1.    The SOP, as described under the heading “STOCK OPTION PLAN” in the Information Circular relating to this Meeting, is hereby ratified, confirmed, endorsed and approved.
2.    All unallocated stock options under the SOP, as amended, are approved and authorized until May 8, 2028.
3.    Any director or officer of the Corporation be and is hereby authorized to do such things and to execute and deliver all documents that such directors or officers may, in their discretion determine to be necessary in order to give full effect to the intent and purpose of the foregoing resolutions.
4.    Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.”

17	Canadian Natural 2025 Management Information Circular

Non-Binding Advisory Vote on Approach to Executive Compensation
The Corporation is once again providing you with an opportunity to advise us of your view on our approach to executive compensation through a non-binding advisory vote (“Say On Pay”). Our compensation policies and procedures are centered on a pay-for-performance philosophy to align with the long-term interests of our Shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards, medium-term incentives comprised of PSUs and long-term incentives comprised of stock options), our compensation program is designed to:
▪Reward the creation of long-term Shareholder value.
▪Reflect short-, mid- and long-term corporate performance.
▪Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is “at risk”.
▪Be competitive, so as to attract and retain talented individuals.
▪Encourage Common Share ownership by employees.
▪Align the pay-for-performance approach to executive compensation to the long-term interests of the Shareholders.
In deciding how to vote on this proposal, the Compensation Committee encourages you to read the “Letter to Shareholders” from the Compensation Committee and the “Compensation Discussion and Analysis” sections beginning on page 21 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.
Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. At the last Annual Meeting on May 2, 2024, Shareholders overwhelmingly supported the Corporation’s approach to executive compensation, with 98.31% of the votes cast in favour of the resolution. The Corporation continues to engage with Shareholders on a regular basis to discuss the Corporation’s compensation philosophy, emphasizing that its executive compensation program reflects a pay for performance approach. This approach is reviewed on an ongoing basis in order to align it with the long-term interests of Shareholders.
The Board of Directors unanimously recommends that Shareholders vote in favour of the proposed resolution on the Corporation’s approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.
Shareholders will be asked, at the Meeting, to approve the following resolution:
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Canadian Natural Resources Limited (the “Corporation”) or that of the Compensation Committee of the Corporation, the Shareholders accept the approach to executive compensation as described in the “Compensation Discussion and Analysis” section of the Proxy Statement and Management Information Circular of the Corporation dated March 19, 2025 and delivered in advance of the 2025 Annual and Special Meeting of Shareholders.”
Other Matters
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.
Share Split and Comparative Figures
At the Corporation's Annual and Special Meeting held on May 2, 2024, Shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, Shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. All disclosure for common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.

Canadian Natural 2025 Management Information Circular	18

II. Information Respecting Executive Compensation
Letter to Shareholders from the Compensation Committee
Dear Fellow Shareholders:
The Compensation Committee (the "Committee") is pleased to provide you with an overview of the Corporation’s performance in 2024 and a summary of our approach to determining the compensation of our executives. The Compensation Discussion and Analysis that follows provides Shareholders with details on the compensation paid to your Corporation’s executives in 2024, including comprehensive information on your Corporation’s pay-for-performance, governance practices and continuous improvement culture, with a focus on safe, effective and efficient operations that maximize long-term shareholder value.
In 2024, we delivered on our capital allocation strategy and provided significant returns to Shareholders. Our culture of continuous improvement, focus on cost control and disciplined capital allocation continue to drive strong operational and financial results, maximizing value for our Shareholders. The Corporation reported adjusted net earnings(1) of approximately $7.4 billion and generated approximately $14.9 billion in annual adjusted funds flow(1) in 2024.
We returned approximately $7.1 billion to shareholders in 2024, consisting of $4.4 billion in dividends and $2.7 billion in share repurchases. This equates to approximately $3.35 per share in direct returns to Shareholders in 2024. Canadian Natural increased its quarterly dividend twice in 2024, and subsequent to year end, the Board approved another increase to the quarterly dividend to $0.5875 per common share, or $2.35 per common share when annualized. The Company has a leading track record of dividend increases, with 2025 being the 25th consecutive year of dividend increases, with a CAGR of 21% over that time. This demonstrates the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life, low decline asset base.
In 2024, we achieved strong production growth and set several new production records from our base operations, before including acquisitions that closed in 2024. Additionally, including acquisitions, we achieved record annual average production of over 1,363,000 BOE/d in 2024, which includes record annual liquids production of over one million barrels per day. At our world class Oil Sands Mining and Upgrading assets, we achieved record annual production of approximately 472,000 bbl/d of zero decline Synthetic Crude Oil ("SCO"). This strong operational performance is anchored by our low cost structure and effective and efficient operations. We have industry leading operating and sustaining costs in our mining operations and top tier costs throughout our thermal and conventional operations. This combined with our long life low decline asset base provides us with sustainable free cash flow(1) and low breakeven. We have a long track record of consistently delivering strong, industry leading results driven by our safe, reliable operations and relentless focus on continuous improvement, which maximizes long-term shareholder value.
Canadian Natural's reserves compete on a global scale supporting long-term organic growth opportunities, with total proved reserves of 15.2 billion BOE and total proved plus probable reserves of 20.1 billion BOE as of year end 2024, both of which increased 9% from year end 2023 levels. With approximately 74% of the Company's total proved reserves being long life low decline, the strength and depth of our assets is evident and provides us with a total proved reserves life index ("RLI") of 33 years and a total proved plus probable RLI of 44 years. This includes Oil Sands Mining and Upgrading reserves that have a total proved RLI of 43 years, providing significant production for decades.
Canadian Natural is committed to supplying safe, reliable and responsible energy, along with a commitment to improve environmental performance. We incorporate environmental, social and governance practices that strengthen our long-term sustainability across all aspects of our business and are uniquely positioned to pilot and apply technologies that target to reduce greenhouse gas ("GHG") emissions.
We continue to focus on aligning pay for performance and assess the Corporation’s performance under four categories: 1) financial, 2) strategic capital allocation, 3) operational, and 4) safety, asset integrity and environmental. In each of these categories, performance is evaluated against a specific target performance range and/or a benchmark determined by prior period performance.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular and the Corporation's MD&A, dated March 5, 2025.

19	Canadian Natural 2025 Management Information Circular

2024 PERFORMANCE
The Committee believes the Corporation achieved excellent results in 2024 and was successful in executing on its objectives and capital allocation strategy. We carefully considered this performance in the context of the economic realities faced by the industry, as well as considering the Say On Pay vote cast by you in 2024 and the emerging trends in executive compensation. We evaluated Canadian Natural’s performance relative to the Corporation’s 2024 budget, issued December 14, 2023.
Throughout 2024, the Corporation remained disciplined and continued to focus on effective and efficient operations across all segments of its business. The Corporation grew production and reserves, while executing on its safety and environmental performance in relation to its established goals:
▪Financial: The Corporation delivered strong financial results including strong adjusted funds flow and attractive debt metrics, excluding the acquisition of Chevron Canada Limited's Alberta Assets and related financing activities (the "Chevron Acquisition"). Additionally, the Corporation successfully executed on its capital budget(1) with a focus on cost control and continuous improvement.
▪Strategic Capital Allocation: The Corporation successfully allocated capital among its four pillars, maximizing value and delivering strong returns to its Shareholders. The Corporation increased its quarterly dividend twice in 2024 and successfully completed the Chevron Acquisition, which increased the Corporation's ownership in Athabasca Oil Sands Project and in the Duvernay light oil and liquids-rich natural gas play.
▪Operations: The Corporation leveraged its large, diverse asset base and achieved record total annual average production on a BOE basis in 2024, including record total liquids production. Additionally, the Corporation continued to focus on cost control and maximizing value for its Shareholders through its culture of continuous improvement and effective and efficient operations.
▪Safety, Asset Integrity and Environmental: The Corporation remained focused on its core value of top tier safety, asset integrity and environmental performance in 2024, outperforming on its loss time incidents target. The Corporation continued to reduce its environmental footprint, abandoning approximately 2,000 wells and submitting more than 1,300 reclamation certificates in 2024.
The Committee reviewed the Corporation's Total Shareholder Return(2) ("TSR") performance over short-, medium- and long-term time horizons, noting that the 3 year TSR was 94%(3). This reflects the leading performance of the Corporation among its Canadian peers and its continued focus on delivering increasing Shareholder returns. The relative TSR delivered by the Corporation over the short and long-term demonstrates the unique, sustainable and robust nature of the Corporation’s business, the strength of its management team and the continued execution on its balanced four pillar capital allocation strategy.
In 2023, the Committee determined that it would discontinue using the relative 3-year reserves growth per share component in the calculation of the PSU payout multiplier commencing with the payout in 2024 (determined based on corporate performance for 2021-2023 inclusive) and will rely solely on the relative TSR compared to both its Primary and Secondary Peer Group using a weighted formula based on the Corporation's relative TSR when compared to its Primary Peer Group with a 2/3 weighting, and compared to the Corporations relative TSR compared to a combination of its Primary and Secondary Peer Groups with a 1/3 weighting. These changes are described in detail later in this Information Circular.
2024 PAY DECISIONS
On March 8, 2024, the Committee approved an average base salary increase of 3.25% for all North American employees, including the NEOs and 5% for non-executive international employees based in the United Kingdom and Cote D'Ivoire effective April 1, 2024. In 2024, Canadian Natural achieved a corporate performance score of 151.50%, based on strong financial performance and achievement of key strategic goals. This score results in bonus and PSU awards at 200.0% of target. Taking the foregoing into account, the Committee also endorsed a PSU multiple of 2.0x for PSUs vesting in 2025, as awarded to the Corporation’s senior executives in accordance with the Corporation’s PSU program.
We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as Shareholders while mitigating compensation related risks to the Corporation. The Committee is of the view that the Corporation's performance was very good and supports the resulting NEO compensation.
As always, we welcome comments and feedback from our Shareholders.
Submitted by the members of the Compensation Committee:
Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Annette M. Verschuren
(1)Forward-looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure). Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 5, 2025 for more details on Net Capital Expenditures.
(2)Supplementary Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular.
(3)Source: Bloomberg. TSR in Canadian Dollars.

Canadian Natural 2025 Management Information Circular	20

Compensation Discussion and Analysis
BOARD OF DIRECTORS OVERSIGHT AND COMPENSATION GOVERNANCE
To oversee the Corporation’s compensation practices, the Board has established a Compensation Committee (the "Committee") comprised solely of independent directors.
The Directors who were members of the Committee during 2024 were: Frank J. McKenna (Chair), Catherine M. Best, Wilfred A. Gobert, and Annette M. Verschuren, each of whom is independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, audit, law, business and management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.
COMPENSATION COMMITTEE MANDATE
With respect to compensation, the Committee reviews and approves the Corporation’s compensation philosophy and programs for executive officers, including the Corporation’s Named Executive Officers ("NEOs"), and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation’s executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair and the President. The Committee’s role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing the performance of individuals and the Corporation. A detailed breakdown of the mandate of the Committee can be found on page 54.
COMPENSATION PHILOSOPHY
Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance with an accountability to Shareholders. Compensation is comprised of base salary as well as short-term and longer term performance-conditioned incentive payments. Over the years, this structure has been endorsed by Shareholders (through the "Say-on-Pay" Vote) and continues to align employee compensation with our Shareholders’ interests:
▪Total compensation is targeted at the median of Canadian oil and natural gas companies (U.S. peer company pay data is used as a reference only).
▪The Corporation maintains a Common Share savings plan for all its employees, through which Common Shares are purchased – our culture of Common Share ownership is demonstrated by the high participation rate in the plan (approximately 97% employee participation).
▪The Corporation does not have a pension plan for its employees or officers, including its NEOs.
▪Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position.
▪Vesting provisions for equity based compensation granted to the Corporation’s Management Committee (which includes the NEOs) contain a “double trigger” whereby, in the event of a change in control, an individual must also be terminated without cause as a result of the change of control, or within 24 months thereof, in order for such compensation to vest.
▪The Corporation establishes its performance goals prior to the beginning of the fiscal year to ensure that achieving such goals is based upon an objective measure and, as the goals are being set, there is sufficient uncertainty to effectively motivate performance.
▪The Corporation updated its Executive Compensation Recovery Policy to enhance its ability to recover incentive-based compensation (including cash, common shares, PSUs and stock options) received by current and former executive officers based on financial statements that are subsequently restated. This policy complies with the NYSE Corporate Governance Listing Standards (Sections 303A.14 and 802.01F) and Rule 10D-1 of the US Securities Exchange Act of 1934, which were brought into effect in 2023.
The Committee applies the above philosophy (the "Compensation Philosophy") through its assessment of the Corporation's performance, which is measured against the Corporation's annual performance goals and objectives. While the Committee addresses NEO compensation directly, the Compensation Philosophy is applied to all employees and the Committee also considers the overall compensation program for the Corporation's employees. The Corporate Scorecard documents this approach by setting out the assessment of the Corporation's achievement against its stated goals and objectives, establishing a direct linkage between corporate performance and the short term incentive plan ("STIP") compensation paid to all employees, including the NEOs. Given that corporate performance is directly linked to STIP compensation, using the resulting STIP to establish the value of PSUs awarded to NEOs aligns short and longer term corporate performance to shareholder interests. NEO compensation is also linked to long-term corporate performance by having vesting PSU grants determined by using a relative TSR measured against identified industry peers. Over the 3 year cycle of a PSU grant, NEO compensation continues to be linked to the short-term and long-term performance of the Corporation, directly aligning NEO compensation to Shareholder value.

21	Canadian Natural 2025 Management Information Circular

In 2024, Canadian Natural maintained its approach to target compensation at the median of larger energy companies based in Canada. While Canadian Natural reviews U.S. compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels. The Committee believes this target pay level, mix and the use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation’s compensation program to ensure that the Corporation’s compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its Shareholders.
PEER GROUP AND PEER GROUP PERFORMANCE
Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a U.S. peer group is used by the Corporation as a secondary point of reference. The Canadian peer group of companies (the "Primary Group") is chosen from Canadian energy industry companies that are of a similar size as the Corporation (including comparable oil and natural gas exploration and production companies), have comparably complex operations and operate in similar geographical regions. The U.S. peer group of companies (the "Secondary Group") is chosen from U.S. exploration and production companies that are of similar size as the Corporation, and have comparably complex operations (including operations in geographical regions similar to those in which the Corporation operates). The Committee reviews and periodically adjusts the peer group to ensure that the selected peers are appropriate for comparative purposes. The listed companies were determined by the Committee to be reasonable peers to benchmark executive compensation.

	FY 2024 Revenue (C$ billion)	Total Enterprise Value(1) (C$ billion) Dec 31, 2024	Production(2) FY 2024 (MBOE/d)
Canadian Natural Resources Limited	$36	$113	1,363
Primary Group
Cenovus Energy Inc.	$54	$49	797
Enbridge Inc.	53	243	n/a
Suncor Energy Inc.	51	75	828
TC Energy Corporation	14	142	n/a
Average of Primary Group	$43	$127	812
Secondary Group
Apache Corp.	$11	$24	455
Devon Energy Corporation	22	43	737
EOG Resources, Inc.	32	97	1,062
Ovintiv Inc.	12	24	585
Average of Secondary Group	$19	$47	710
(1)Supplementary Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular.
(2)For the Corporation and the Primary Group (Canadian peers), production is stated on a 'before royalties' basis. For the Secondary Group (US peers), production is stated on an 'after royalties' basis.
Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; with FY 2024 Revenue translated at 2024 average exchange rate and Total Enterprise Value translated at 2024 year end rate. Marathon Oil Corporation was removed from the peer group after it was acquired by ConocoPhillips in November, 2024.
In assessing appropriate peers, the Corporation considered the net revenue and enterprise value for 2024 of prospective peer companies as well as, where appropriate, 2024 production. While certain peer companies in the Primary Group are not "oil and natural gas producers", they represent significant participants in the energy industry generally and compete for industry resources in the markets where the Corporation operates. While there is a short list of companies in Canada of similar size, they do not operate in the Calgary market, the Corporation does not consider them peers because of the unique nature of the oil and natural gas industry and the limited competition for resources as a result. In reviewing the Primary and Secondary Groups for 2024, the Committee removed Marathon Oil Corporation (which was acquired by ConocoPhillips in November, 2024) from the its secondary peer group. The Committee will consider recommendations provided by management, working with Hugessen Consulting Inc. ("Hugessen"), and determine whether changes to the peer groups, if any, should be considered in future years.

Canadian Natural 2025 Management Information Circular	22

COMPARATIVE ANNUAL NEO COMPENSATION
Given the emphasis the Corporation places on variable and at risk pay, being higher relative to its peers, the strong performance of the Corporation in respect of TSR over a 3 year period (see page 40) demonstrates that the Corporation achieves its compensation objectives while maintaining above average performance. The following demonstrates the relative annual NEO compensation for the Corporation and each of its peer companies in 2023, when considered as a percentage of each company’s enterprise value and revenue (based on public disclosure from 2024).
When evaluating the performance of the Corporation in the context of comparative NEO compensation, the Committee considered the comparative performance of the Primary Group as well as the Secondary Group as comparable reference points. In particular, NEOs will see the correlation between the Corporation’s actual performance over the preceding 3 year performance period and the ultimate amount received in respect of the PSUs previously granted.
Performance Graph
The following performance graph illustrates, over the five year period ended December 31, 2024, the cumulative return to shareholders of an investment in the Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

December 31	2019	2020	2021	2022	2023	2024
Canadian Natural Resources Limited	$100	$79	$145	$217	$262	$282
S&P/TSX Composite Index	$100	$106	$132	$124	$139	$169
S&P/TSX Oil & Gas Exploration & Production Index	$100	$75	$143	$220	$240	$268
Note: Amounts rounded to the nearest dollar.

23	Canadian Natural 2025 Management Information Circular

COMPENSATION COMMITTEE CONSIDERATIONS
Executive compensation risk is mitigated by linking the STIP and PSUs to the Corporation’s annual guidance, performance metrics, alignment to Shareholders through Common Share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies, succession planning as well as the Committee’s use of its members own experience and judgment.
▪Compensation Risk – The Committee assists the Board in monitoring the risks associated with the Corporation’s compensation program and practices on an ongoing basis. The Committee, in reviewing the Corporation’s compensation program, considers such risks before approving the program. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of:
(i)a fixed annual base salary;
(ii)a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board;
(iii)a PSU plan with a capped performance award multiplier that, for employees other than Management Committee members, vests annually over a 3 year period and, for members of the Corporation’s Management Committee, vests 3 years from the grant date; and
(iv)Common Share stock options which vest over five years with 20% vesting each year, and expiring prior to the maximum term of six years from the date of grant.
The Committee has concluded that the Corporation’s compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk but rather encourages and rewards prudent business judgment and appropriate risk assessment over the short and long-term without creating an exposure that is reasonably likely to have a material adverse impact on the Corporation.
▪Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risk areas facing the Corporation, including strategic, financial, operational, environmental, cyber and reputational risks. The Board’s risk oversight process builds upon Management’s risk identification assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance; legal and regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks and the potential impact of those risks on the Corporation, providing for appropriate ongoing oversight of these risks throughout the Corporation and the effective enforcement of appropriate mitigation through policies and procedures, all of which is coordinated through the Corporation’s Enterprise Risk Management framework. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and the steps Management has taken to monitor, mitigate, control and report such exposures.
▪Executive Compensation Recovery Policy – In 2023, the Corporation amended its Executive Compensation Recovery Policy to enhance its ability to recover incentive-based compensation (including cash, common shares, PSUs and stock options) received by current and former executive officers based on financial statements that are subsequently restated. This policy complies with the NYSE Corporate Governance Listing Standards (Sections 303A.14 and 802.01F) and Rule 10D-1 of the US Securities Exchange Act of 1934, which were brought into effect in 2023. A copy of the Corporation’s Executive Compensation Recovery Policy is included in this Circular as Schedule "C" and is filed on SEDAR+ at www.sedarplus.ca as part of this Circular. The Executive Compensation Recovery Policy is also filed on EDGAR at www.sec.gov and is available on the Corporation's website at www.cnrl.com.
▪Anti-Hedging Policy – The Corporation’s anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and units of exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation’s securities in broker margin accounts. Directors and officers confirm, on an annual basis, that they have not entered into or purchased any such instruments.

Canadian Natural 2025 Management Information Circular	24

▪Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board has adopted Common Share ownership guidelines for directors and officers of the Corporation. Non-management directors are required to acquire and hold, within five (5) years from the date of their appointment to the Board, Common Shares and/or DSUs having a minimum aggregate value equal to three times the annual retainer fee paid to directors in the year. Under the guidelines, an officer has three (3) years from their date of hire, appointment or promotion to their position to acquire and hold the required level of ownership. For officers, Common Share ownership includes Common Shares purchased and held within the Corporation’s Stock Savings Plan ("Savings Plan") and any other personal holdings. With the adoption of PSUs for members of the Corporation’s Management Committee (in lieu of a Common Share bonus program), the guideline includes the value of PSUs (determined using a performance multiple of 1.00x) in determining Common Share ownership, provided, however, that at least 50% of the threshold target value of equity ownership to be held by an individual must continue to be satisfied through the ownership of Common Shares. The guideline requires Common Share ownership for officers proportionate to the individual’s compensation and position as follows:

The Executive Chair, the President, Chief Operating Officers, Chief Commercial and Corporate Development Officer and the Chief Financial Officer	4 times base salary
All Senior Vice-Presidents	2 times base salary
All other Officers	1 times base salary
The minimum ownership thresholds will fluctuate depending on fee or salary changes, as applicable, and the Common Share price. In order to avoid the need to continuously monitor and adjust holdings, the Corporation has adopted, and the Board has approved, guidelines that allow the value of an individual’s equity holdings to satisfy the minimum Common Share ownership guidelines to be calculated based on the greater of: (i) the current market value of the Common Shares; (ii) the market value of the Common Shares as at December 31 of the immediately preceding year; or (iii) the acquisition cost of such Common Shares.
Once an individual meets the required threshold, further purchases of Common Shares are not required in the event that the value of the Common Shares held decreases solely by virtue of a decline in the market price of the Common Shares. Where the value of the Common Shares held by a director or officer decreases below the required ownership threshold for any other reason (i.e. salary increase or sale of Common Shares), the individual will be required to increase the value of their investment to the required threshold amount as soon as possible. Where an officer does not satisfy the required ownership threshold, that individual shall be obligated to take immediate steps to comply with the threshold requirement; which includes the use of cash bonus, vested PSU payouts and the Common Share election option to acquire a sufficient number of Common Shares to satisfy the threshold.
Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. As of the date of this Circular, each officer meets or exceeds the Common Share ownership requirement of the Corporation. The table below sets forth the beneficial ownership of the Common Shares held directly and indirectly by the NEOs and, as at December 31, 2024, the market value thereof. The table does not include the value of PSUs or stock options held by NEOs, which are detailed elsewhere in the Information Circular.

Name	Number of Common Shares Held (1)	Value of Common Shares Held(2)	Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements
N. Murray Edwards (3)	42,636,076	$1,892,189,053	4 times	$3,536,800	Yes
Scott G. Stauth (4)	349,133	$15,494,523	4 times	$2,400,000	Yes
Mark A. Stainthorpe	71,786	$3,185,863	4 times	$1,656,000	Yes
Robin S. Zabek	71,264	$3,162,696	4 times	$1,489,000	Yes
Jay E. Froc(5)	57,128	$2,535,341	4 times	$1,486,000	Yes
(1)Common shares amounts have been updated to reflect the two for one Common Share split effective June 10, 2024. Further details are disclosed on page 18 of this Information Circular.
(2)The closing price of the Common Shares on the TSX on December 31, 2024 was $44.38 and on March 19, 2025 was $44.01. All of the NEOs meet the threshold requirements using either price.
(3)As Mr. N.M. Edwards’ annual salary is $1, his mandatory, required holdings in 2024 were determined as four times his notional salary of $884,200. Details on Mr. Edwards notional salary are on page 32.
(4)Mr. Stauth assumed the role of President on February 28, 2024.
(5)Mr. J.E. Froc was promoted to Chief Operating Officer, Oil Sands on January 1, 2024, replacing Mr. S.G. Stauth who was promoted to President, effective February 28, 2024.

25	Canadian Natural 2025 Management Information Circular

▪Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of nineteen members of the management group including the Executive Chair, the President, the Chief Operating Officers, Chief Commercial and Corporate Development Officer and the Chief Financial Officer. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of the Corporation’s operations. This management structure: (i) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (ii) enables the continuation of the strong leadership of the Corporation should any one member of the Management team leave the Corporation; and (iii) enhances Management development in learning key decision making strategy, skills and leadership and secures Management succession.
The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualifications and experience needed to succeed in that position. In addition, the competencies required for success in each position are identified and specifically addressed as part of succession planning. Each member of the Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan is created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior Management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by Management, to the Compensation Committee for its review, consideration and approval on an annual basis.
▪Retirement – The Corporation has implemented a matrix on what constitutes “Normal Retirement Age” to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation’s PSU Program and its Savings Plan. Any unvested stock options held under the SOP are forfeited upon ceasing to be an employee of the Corporation for any reason.

Age at Retirement	Entitlement
<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts
60 years old and <5 years of service	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date
60 years old and at least 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date
For each year over 60 years old	Entitled to the foregoing, as applicable, and to an additional 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65
In order to receive the post-retirement entitlements described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.
▪Independent Advice – The Committee has engaged the independent consulting firm Hugessen since 2013. Hugessen’s mandate is to support the Committee, developing principles related to disclosure and Shareholder engagement, and to advise the Committee on the structure of the Corporation’s executive compensation as well as Management’s compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members and Management, as required.
In 2024, Hugessen provided general advice regarding the compensation program and disclosure to Corporation and consulted with the Committee. The 2024 and 2023 fees paid by the Corporation for consulting services are set out in the table below.

	2024	2023
Executive Compensation Related Fees	$115,832	$23,498
All Other Fees	—	—
Total Fees	$115,832	$23,498
▪Use Of Judgement – As the Corporation operates in a cyclical industry, at times it needs to adjust its short-term strategies to deal with rapid and unexpected changes. The Committee may apply internal expertise and judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

Canadian Natural 2025 Management Information Circular	26

EXECUTIVE COMPENSATION PAY STRUCTURE
Named Executive Officers for 2024
The Corporation does not have a chief executive officer but has a corporate Management Committee which, in 2024, included two members who were also directors of the Corporation: Mr. N.M. Edwards, the Executive Chair of the Corporation, and Mr. S.G. Stauth, who was promoted to the role of President of the Corporation effective February 28, 2024. The Management Committee also included Mr. T.S. McKay, who was President until February 28, 2024 and thereafter assumed the role Vice Chair to support the transition until his retirement in April, 2024. Directors who serve on the corporate Management Committee do not receive fees related to serving as a director of the Corporation.
For the purposes of National Instrument 51-102 – Continuous Disclosure Obligations and the disclosure required thereunder, Mr. Stauth, President of the Corporation, has been designated by the Board to be the Chief Executive Officer. Accordingly, the Corporation has determined that its NEOs should include Mr. Edwards, Mr. Stauth, Mr. M.A. Stainthorpe, the Chief Financial Officer of the Corporation and the next two highest paid members of the corporate Management Committee, Mr. R.S. Zabek, Chief Operating Officer, E&P and Mr. J.E. Froc, Chief Operating Officer, Oil Sands. In addition, as Mr. McKay was President of the Corporation and designated as Chief Executive Officer by the Board until February 27, 2024 and Vice Chair until his retirement in April, 2024, he is also included as a NEO for 2024.
Components of Compensation
1.Base Salary
Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves the level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions.
On March 13, 2025, the Committee approved an average base salary increase of 3.25% for all North American employees, including the NEOs, effective April 12, 2025 and an average base salary increase of 4.5% for all employees in its United Kingdom and Cote D'Ivoire locations effective April 1, 2025.
2.Annual Bonus (“STIP”)
The Committee believes that incentive or “at risk” compensation motivates individual performance and aligns executive officer performance with the Corporation’s objectives and shareholder interests. The cash bonus awarded is based on an individual’s performance over the year in contributing to the Corporation meeting its annual operating plans and its operating, financial and environmental and safety goals, as evidenced by overall corporate performance. For the NEOs, individual performance and the resulting STIP awards are based on overall corporate performance. Canadian Natural measures corporate performance across four broad categories, each weighted as follows:

Performance Measure	2024 Metrics Included:	Weighting
Financial	Balance sheet strength, net capital expenditures, ROE, ROACE, adjusted funds flow	25%
Strategic	Allocation of cash flow, mid and long-term projects, dividends and share purchases	30%
Operational	Production, operating costs	25%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, absolute methane emissions, abandonments and reclamations as well as pipeline leaks	20%
In 2024, the Corporation adjusted the weighting attributed to the Operational and the Safety, Asset Integrity and Environmental categories. The Corporation recognizing the significance of environmental performance on the overall performance of the Corporation, increased the Safety, Asset Integrity and Environmental performance measure weighting to 20% (from 15%). This change further aligns executive compensation with the Corporation's performance when measured against metrics for safety, asset integrity and environmental targets. Specifically, the Corporation's Performance Scorecard shows added specific measures for North America E&P absolute methane emissions (as distinct from GHG emissions) and well abandonment and reclamation activity, while increasing the weighting applied to GHG emissions. Given that environmental performance has a direct impact on the Corporation's financial performance, the operational performance measure was reduced to 25% (from 30%).

27	Canadian Natural 2025 Management Information Circular

Based on historical performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target, which would produce a STIP award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score at or above maximum). This relationship is shown graphically below and demonstrates the impact of significant underperformance on the STIP payout multiple as well as the limitation on that multiple in the event of significant over performance.

Bonus (STIP multiple)
(% of Target)
200
175
150
125
100
75
50
25
0
Typical corporate performance range is
80% to 120% of target; target is 100%
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

The relationship between corporate performance and the STIP payout multiple establishes the link between NEO compensation and the overall performance of the Corporation, as measured against the established performance targets in that year, and serves to align NEO compensation with Shareholders interests. The actual amount of STIP paid to an NEO depends on their base salary, target incentive and the STIP performance multiplier that is determined by overall corporate performance. NEO total cash compensation (base salary plus cash bonus) is generally targeted to be at or below the 25th percentile of the Primary Group. This is consistent with Canadian Natural’s compensation approach – that performance-based equity awards should make up a significant portion of the NEOs’ total compensation.
As an example, using the corporate performance assumptions in the following table, the graph above would indicate that a corporate performance rating of 106% of target would result in a bonus payout of 115% of target.

Component of performance measurement	Component Weighting	Component Performance Assumptions (% of target)	Weighted Performance
Financial	25.00%	130.00%	32.50%
Strategic	30.00%	100.00%	30.00%
Operational	25.00%	94.00%	23.50%
Safety, Asset Integrity and Environmental	20.00%	100.00%	20.00%
Total	100.00%		106.00%
In this example, a Senior Vice-President with a base salary of $400,000 and a target bonus of 70% of salary based on the STIP plan would receive a STIP payout determined as follows:
$400,000 × 70% × 115% = $322,000

Canadian Natural 2025 Management Information Circular	28

3.Long-Term Incentive Plans
A.Performance Share Unit Plan
The performance share program provides a grant of Common Shares or units based on the most recent year’s corporate performance using the same corporate performance measures used in the STIP determination with the deferred vesting of such awards. As a result, the plan provides an employee with an immediate link to short term performance, an alignment with long-term shareholder interests and enables the retention of employees and officers without the dilutive aspects of issuing Common Shares from treasury or granting stock options. Because the grant of Common Shares or units is a function of an employee's STIP award, the Corporation's performance has a magnified influence on annual compensation.
For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSUs will be awarded. Above the maximum level of corporate performance, PSU awards are capped. A PSU grant has the same expected corporate performance range and related performance award multiplier as the STIP. PSU vesting for the Corporation’s Management Committee (which includes the NEOs) (collectively, “Senior Management”) is based on corporate performance over the subsequent three year period rather than solely through the passage of time. As a result, there is greater alignment with Shareholders as the benefit received is enhanced or diminished based on the Corporation's performance over that 3 year period. The table below summarizes the characteristics of the PSU plan. Capitalized terms not otherwise defined have the meanings given to them in the Corporation's PSU Plan.

Who Participates	All employees and officers of the Corporation, including Senior Management. Directors are not eligible to receive PSUs unless they provide ongoing day-to-day management services to the Corporation.
Form of Award
For employees and officers, other than Senior Management, Common Shares are acquired through purchases on the TSX. For Senior Management, a cash award is converted into PSUs using the Fair Market Value of the Common Shares as at December 31 of the most recently completed financial year.

Target Award Amount	For Named Executive Officers, the awards vary from 3.0 to 4.0 times the STIP award.
Performance Measures to Determine Award Size	The size of the award varies depending upon the corporate performance for the most recent year as measured by the performance scorecard used to determine the STIP payout, establishing a direct link between Corporate performance and grant size. Awards may be nil when corporate performance in a given year is below a threshold level. Future realized values at the time of vesting will reflect the then current stock price and the reinvestment of amounts calculated as dividends and attributed to the PSUs over the vesting period.
Dividends
For employees and officers, other than Senior Management, dividends are paid on outstanding, unvested, Common Shares. For Senior Management, amounts calculated as dividends payable on Common Shares are attributed to the PSUs, which are then reinvested into additional PSUs. These additional PSUs vest on the same date as the underlying PSU grant to which the dividends are attributed.

Performance Measures to Determine Vesting
For employees and officers, other than Senior Management, awards vest equally over a three year period and have a value based upon the then current value of such Common Shares. If the employee leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested Common Shares are forfeited by the employee. For Senior Management, PSUs will vest after three years based on a weighted average of the Corporation’s performance on its relative TSR over the three year period, which is compared against the Primary Peer Group (2/3 weighting) and both of the Primary and the Secondary Peer Group (1/3 weighting).(1) If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.

Payout	For employees and officers, other than Senior Management, payout is in Common Shares of the Corporation. The Common Shares purchased under the PSU Plan are restricted shares, as they can only be paid out in kind at vesting. For Senior Management, PSUs will be paid out in cash. A multiplier of 0% to 200% will be applied to the value of the PSUs at the time of vesting based on the Corporation’s performance against the indicated measures over the three calendar years prior to the vest date. The value of the PSUs is determined by multiplying the number of PSUs vesting by the Fair Market Value as of the Valuation Date. The payout table is set out below.
	Relative Performance Percentile	Payout Multiple
	< 20%	0
	20 - 39.9%	0.50x
	40 - 49.9%	0.75x
	50 - 59.9%	1.00x
	60 - 79.9%	1.50x
	80 - 100%	2.00x
(1)For PSUs vesting in April 2024 only, the PSU payout multiplier was determined using the relative TSR as compared to the Primary and Secondary Peer Groups. Prior to 2024, the PSU payout multiplier was determined using the weighted average of the Corporation’s performance on its relative reserves growth per share (1/3 weighting) and its relative TSR (2/3 weighting) over the three year period, both of which were compared against identified industry peers. See page 39 for further discussion.

29	Canadian Natural 2025 Management Information Circular

B.Stock Option Plan
The Committee believes that, to remain competitive in the crude oil and natural gas industry, it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry. The granting of reasonable levels of stock options should be used as part of the overall compensation package and provides a long-term incentive for all employees and officers to ensure they are aligned with Shareholders and are striving to maximize Shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation’s business objectives. The maximum number of Common Shares issuable under the Amended Compiled and Restated Stock Option Plan (the "SOP") is 7% of the Common Shares issued and outstanding from time to time (for more information on the SOP, see pages 15 and 68). The table below summarizes the characteristics of the SOP:

Form of Award	Option on Common Shares of the Corporation
Participants	Employees, officers and consultants of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.
Exercise Price	Exercise price cannot be lower than the closing market price on the last trading day preceding the date of grant.
Vesting	Annually at 20% per annum over five years (for options granted on the basis of prior year performance) or for options granted to new employees, vesting annually at 25% commencing two years after granting.
Term	Not exceeding 6 years.
Payout	The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the closing market price of the Common Shares on the TSX on the last trading day preceding the date of exercise and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.
Termination
For all employees including NEOs, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee’s direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
In the event of a change of control, if an NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Change of Control	All options vest on the day immediately preceding a Change of Control and remain exercisable for a period of 90 days following the Change of Control.
Restrictions	No one person can hold stock options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares. The aggregate number of Common Shares issued to insiders on the exercise of options in any one year cannot exceed 10% of the issued and outstanding Common Shares.
Re-Pricing Policy	The Corporation has a policy not to re-price options.
In determining the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table), published peer group data, corporate performance, individual performance, and other applicable factors. To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2024 represents 8.4% of all the options awarded to the Corporation’s employees in 2024. The SOP and the unallocated stock options pursuant thereto are subject to the approval of the Shareholders at the Meeting. A resolution approving unallocated stock options under the SOP is submitted for approval by Shareholders every three years, as required by the rules of the TSX, and Shareholders are being asked to approve such a resolution at the upcoming Meeting.
C.Stock Savings Plan
The Corporation has established a Savings Plan for all permanent employees. Under the Savings Plan, employees may elect to contribute up to 10% of their annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates, the Corporation’s portion of the contributions vests as follows:
▪For employees with less than five years of continuous participation in the Savings Plan, over a two-year period.
▪For employees who have five years of continuous participation in the Savings Plan, on January 1 of each year.
▪Upon retirement, if Normal Retirement Age (as defined at page 26) is reached.
The Savings Plan provides additional Common Share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased on the TSX.

Canadian Natural 2025 Management Information Circular	30

DETERMINING COMPENSATION
Compensation levels of the Corporation’s employees and executive officers are reviewed annually by the Committee following performance reviews. The Committee continually considers the relative merits of the Corporation’s compensation practice. The approach provides the necessary flexibility to appropriately incentivize the Management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, bases a part of their “at risk” bonus payments on meeting specified established targets relating to financial results, strategic development of long life low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.
In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including the expertise and experience of the individual, the overall performance of the Corporation, and, an evaluation of peer-company market data and performance. In addition, the Committee also periodically discusses with Hugessen, the external independent compensation consultants to the Committee, a review of:
(i)processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)compensation trends within the Corporation’s geographic area;
(iii)common practices used by companies to compensate employees;
(iv)other trends in compensation practices for incentivizing and compensating employees; and
(v)other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS
1. Analysis				➢2. Recommendation		➢3. Approval

Management receives input from compensation survey data, peer group data, proxy circular information.	→	Management analyzes the information.		Compensation Committee consults with Hugessen Consulting.
		↓		↓ ↑
		Management makes recommendations to the Compensation Committee.	→	Compensation Committee reviews compensation data, performance metrics and weightings, results obtained and considers Management's recommendations.	→	Compensation Committee makes final compensation decision.

31	Canadian Natural 2025 Management Information Circular

2024 COMPENSATION DECISIONS
Mr. N.M. Edwards, the Executive Chair, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Savings Plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and stock options, all of which are based upon the performance of the Corporation. In order to eliminate the undue influence an individual's variability in term, experience and compensation as President might have on Mr. Edwards' compensation, the Committee utilizes a notional base salary for the role of President in the calculation of Mr. Edwards’ bonus, PSUs and stock options while maintaining the functional relationship between the two positions. While the Committee utilized a notional base salary for the role of President of $856,400 in 2023, the Committee used a base salary of $884,200 for Mr. Edwards in 2024 to reflect the base salary increase awarded to the NEOs during the year.
The overall corporate performance was higher when compared to 2023, and as a result, the actual pay level for NEOs increased by 6.1% (excluding Mr. McKay), primarily due to excellent corporate performance as well as shifting management responsibilities associated with the promotions for Messrs. Stauth, Zabek and Froc and the retirement of Mr. McKay in April 2024. If Mr. McKay is included in the NEO pay level calculation, NEO pay level will show a 12% decrease as his compensation decreased substantially from 2023 to 2024 due to his change in role and his retirement in April 2024. Certain adjustments were also made to Mr. Stainthorpe's compensation to reflect his announced transition from CFO to Executive Advisor effective April 30, 2025 to support management transition until his early retirement anticipated later in 2025.
2024 Target Pay Levels and Mix
The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chairman N.M. Edwards(2)	President and CEO S.G. Stauth(3)	CFO M.A. Stainthorpe	COO, E&P R.S. Zabek	COO, Oil Sands J.E. Froc(4)
Annual Base salary (1)	$1	$600,000	$414,073	$372,334	$371,594
Target STIP Cash Bonus (% of based salary)	—%	120%	70%	70%	70%
Target STIP Cash Bonus	$1,432,404	$720,000	$289,851	$260,634	$260,116
Target Total Cash Compensation	$1,432,405	$1,320,000	$703,924	$632,968	$631,710
Performance Share Unit (% of bonus)	400%	333%	300%	300%	300%
Option-based LTIP (% of salary)	—%	525%	300%	300%	300%
Target Total Direct Compensation	$13,428,789	$6,867,600	$2,815,696	$2,531,872	$2,526,840
(1)These amounts reflect actual 2024 base salary as at December 31, 2024.
(2)Executive Chair STIP cash bonus and stock option based LTIP awards are based upon 135% of the STIP cash bonus and option based LTIP awards calculated on the basis of a notional base salary of $884,200 for the President’s role. See above for more information.
(3)Mr. S.G. Stauth was promoted to President of the Corporation on February 28, 2024.
(4)Mr. Jay E. Froc was promoted to Chief Operating Officer, Oil Sands on January 1, 2024, replacing Mr. S.G. Stauth, who was promoted to President effective February 28, 2024.
2024 Performance Scorecard
The Corporation established its 2024 performance targets as part of its 2024 budget, which was released on December 14, 2023. The resulting performance measures are assigned weightings as indicated in the scorecard below and the resultant overall score is utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation’s Management Committee as well as the Corporation’s employees generally.
The following table shows the 2024 actuals and compares those to both the 2024 targets and 2023 actual results to assess performance.

Canadian Natural 2025 Management Information Circular	32

	Performance Metrics	2023 Actual	2024 Budget(1)	2024 Result(2)	Assessment of Performance	Performance Bonus Allocation
Financial (25%)	Balance Sheet strength:					37.50%
	– Debt to Book Capitalization (2)(3)	19.9%	20.1%	19.8%	Outperformed
	– Debt/adjusted EBITDA (2)(4)	0.6x	0.7x	0.6x	Outperformed

	Capital Expenditures ($MM) (2)(5)	$4,427	$5,750 - $6,270	$5,858	Performed

	After Tax Returns:
	– on avg. common shareholders' equity (2)(4)	21.1%	Meets 15% target	15.3%	Outperformed
	– on average capital employed (2)(6)	17.2%	Meets 15% target	13.0%	Underperformed

	Adjusted funds flow (2)(7) ($MM)	$15,274	$12,261 - $12,889	$14,399	Outperformed
	– per common share (2)(6)	$7.00	$5.76 - $6.05	$6.78	Outperformed
Strategic Capital Allocation (30%)	Opportunistic Acquisition/(Disposition) & Pathways Leadership	Pathways Leadership	Execute	Chevron Acquisition & Pathways Leadership	Outperformed	57.50%
	Returns to Shareholders
	– Dividends ($MM)	$3,891	Execute	$4,429	Outperformed
	– Dividends per common share (8)	$1.85	Execute	$2.1375	Outperformed
	– Common Share Purchases ($MM)	$3,318	Execute	$2,660	Performed
Operations (25%)	Total BOE Production (MBOE/d) (2)	1,332	1,317 - 1,361	1,353	Performed	28.00%
	Total BOE Operating Cost ($/BOE) (2)(9)	$13.64	$12.12 - $14.81	$13.34	Performed
Safety, Asset Integrity and Environmental (20%)	Recordable Injury Frequency (per 200,000 hours worked)	0.12	Match or improve over prior period	0.12	Performed	28.50%
	Total LTI frequency (per 200,000 hours worked)	0.008	Match or improve over prior period	0.006	Outperformed
	GHG emissions intensity (tonnes/BOE)	0.041	Match or improve over prior period	0.041	Performed
	Absolute Methane Emissions (10) (MTC02e)	1.95	Match or improve over prior period	1.70	Outperformed
	Number of wells abandoned	2,068	1,834 - 2,240	1,948	Performed
	Number of Reclamation Certificates submitted	1,221	1,099 - 1,343	1,307	Performed
	Pipeline Leaks (11) (number of leaks /1,000KM of pipeline)	0.87	0.78 - 0.96	0.92	Performed
Total Corporate Performance Score						151.50%
(1)The targets established for 2024 reflected the budget announcement on December 14, 2023 and the then current market conditions.
(2)Excludes impacts from the Chevron Acquisition that closed on December 6, 2024.
(3)Capital Management Measure. Refer to Note 16 to the Corporation's 2024 audited consolidated financial statements, dated March 5, 2025.
(4)Non-GAAP Financial Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this Circular.
(5)2023 Net Capital Expenditures (refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 5, 2025), plus abandonment expenditures of $509 million, less strategic growth capital of $925 million, net property acquisitions of $26 million, midstream and refining costs of $10 million and head office costs of $30 million. 2024 Net Capital Expenditures plus abandonment expenditures of $646 million, less net property acquisitions of $9,145 million, midstream and refining costs of $11 million, head office costs of $41 million and Carbon Capture and other of $22 million. (See the Net Capital Expenditures table in the Corporation's MD&A, dated March 5, 2025 for details).
(6)Non-GAAP Financial Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 5, 2025.
(7)Non-GAAP Financial Measure. 2024 Adjusted funds flow excludes $460 million related to acquisition activities. Refer to the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A, dated March 5, 2025.
(8)Dividends declared.
(9)Total BOE operating costs exclude energy costs in order to reduce the impacts of abnormally high or low energy input costs on assessed performance. Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.
(10)Absolute methane emissions reflect North America Exploration and Production only.
(11)Targeted range reflects +/- 10% of the prior period metric.
Note: A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

33	Canadian Natural 2025 Management Information Circular

Key 2024 Corporate Results
As shown in the Corporate Performance Scorecard, Canadian Natural exhibited strong performance in 2024 as a result of successful execution on the Corporation’s capital allocation strategy and continued focus on safe, effective and efficient operations, maximizing value for its Shareholders. Through its culture of continuous improvement, Canadian Natural’s scorecard produced a score of 151.50% of target in 2024.
In 2024, the Corporation achieved record production, generated strong adjusted funds flow, provided significant returns to Shareholders, executed on opportunistic acquisitions, strategically developed its assets, provided strong leadership to the Pathways Alliance and invested in technologies and projects designed to reduce its environmental footprint. The Corporation remained focused on its strong safety culture and performing as expected on its Safety, Asset Integrity and Environmental metrics.
The key results in 2024, excluding the impacts from acquisitions include:
▪Continued to strengthen the Corporation's balance sheet and achieved a strong Debt to Book Capitalization ratio of 19.8% and Debt/adjusted EBITDA of 0.6x, outperforming the target on both metrics, excluding acquisitions.
▪Generated strong returns on average common shareholders' equity of 15.3%.
▪Maintained financial discipline, delivering net capital expenditures of approximately $5.2 billion and abandonment expenditures of approximately $0.6 billion.
▪Directly returned approximately $7.1 billion to Shareholders in 2024, comprised of approximately $4.4 billion in dividends and approximately $2.7 billion in share repurchases. The Corporation increased its quarterly dividend twice in 2024, having declared dividends of $2.1375 per Common Share.
▪Delivered strong operational performance, achieving record annual average production of approximately 1,353 MBOE/d, excluding acquisitions, through organic growth and strategic development of our unique, diverse asset base. This represents production growth of 2% over 2023 levels.
▪With continued focus on safety as a core value, the Corporation outperformed on its target for loss time incidents and performed on its target for recordable injuries.
▪As part of its commitment to environmental stewardship, the Corporation abandoned 1,948 wells in western Canada in 2024 and submitted 1,307 reclamation certificate applications.

Canadian Natural 2025 Management Information Circular	34

2024 STIP Award
As set out above, the Corporation’s 2024 performance was exceptional and better than the targeted corporate performance range, highlighting the 2024 performance results reflected in the Performance Scorecard. As reflected by the Performance Scorecard results, the Committee was of the view that the Corporation’s performance was strong as Management continued to adapt and guide the Corporation throughout the year. NEO Compensation in 2024 reflects this performance. The following graph shows the relationship between the Corporate Performance Score of 151.50% and the actual STIP and PSU bonus multiplier of 200.0% for 2024 as well the Corporate Performance Score and resulting STIP and PSU payout multipliers for 2022 and 2023. As the Corporate Performance Score changes with the Corporation's performance in a given year, the corresponding bonus multiplier increases or decreases accordingly. This functional relationship establishes the link between Corporate performance and NEO compensation and, given that the STIP and PSU comprise significant components of NEO compensation (see page 38), the interests of the Shareholders in having the Corporation achieve or exceed its Corporate performance targets align with the compensation received by the NEOs.

Bonus (STIP multiple)
(% of Target)
200
175
150
125
100
75
50
25
0
2024
2022
2023
2024
Corporate performance score of 151.50%
results in bonus payout at 200%
2023
2022
2024
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score (%)

Based on the foregoing, calculated STIP target awards for each of the NEOs are shown in the following table. The Committee relied upon the results of the Performance Scorecard for the compensation paid to Messrs. Edwards and Stauth. The Committee increased the cash bonus above the calculated award for three officers (Messrs. Stainthorpe, Zabek and Froc) in recognition of strong individual performance in 2024. Mr. Stainthorpe was recognized for his excellent performance in 2024, including as a result of the Chevron Acquisition. Although Mr. Zabek was relatively new to his role, the actual cash bonus he received was increased in recognition of his strong individual performance overall and for his contribution to the Chevron Acquisition. Similarly, Mr. Froc's strong performance despite his short time in the role was also recognized with an increased cash bonus. The strong performance by NEOs during the management transition that occurred in 2024 was a key factor in the Corporation achieving strong results in 2024. The adjustments to cash bonuses are shown in the table under the heading “2024 Actual Pay Levels and Mix” on page 37.

Name	Base Salary(1)	Target Incentive (% of base salary)	STIP Performance Multiplier (% of target)	Calculated 2024 STIP Cash Bonus Award
N. Murray Edwards	$1	—(2)	200%	$2,864,808
Scott G. Stauth	$600,000	120%	200%	$1,440,000
Mark A. Stainthorpe	$414,073	70%	200%	$579,700
Robin S. Zabek	$372,334	70%	200%	$521,300
Jay E. Froc	$371,594	70%	200%	$520,200
(1)Base salary reflects the actual base salary earned by each of the NEOs in 2024.
(2)Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary of $884,200 for the President’s role and a target incentive of 120% of the notional base salary for the President's role. See page 32 for more information.

35	Canadian Natural 2025 Management Information Circular

2024 Performance Share Unit Award
Corporate performance results in a calculated STIP award of 200% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. The Committee did not deviate from the PSU multiple applied to the actual STIP awards under the PSU Plan for any of the NEOs other than Mr. Stainthorpe, which adjustment reflected his announced transition from CFO to Executive Advisor in April 2025 in support of management transition until his early retirement anticipated later in 2025. As shown in the table under the heading “2024 Actual Pay Levels and Mix” on page 37, the actual PSU value awarded to Messrs. Stauth, Zabek and Froc reflect their actual STIP award (as discussed above) and are different from the amounts indicated in the table below.

Name	Base Salary(1)	Target STIP Cash Bonus (% of base salary)	STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus	Calculated 2024 PSU Award
N. Murray Edwards	$1	—(2)	200%	4.00x	$11,459,232
Scott G. Stauth	$600,000	120%	200%	3.33x	$4,795,200
Mark A. Stainthorpe	$414,073	70%	200%	3.00x	$1,739,100
Robin S. Zabek	$372,334	70%	200%	3.00x	$1,563,900
Jay E. Froc	$371,594	70%	200%	3.00x	$1,560,600
(1)Base salary reflects the actual 2024 base salary earned by the NEOs in 2024.
(2)Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon the notional base salary of $884,200 for the President’s role. See page 32 for more information.
2024 Stock Option Award and 2024 LTIP Share Election
Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix and 2024 corporate performance, as well as the number of options granted in prior years.
Option valuation and grant calculations
Canadian Natural estimated the value of stock options during 2022 - 2024 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate
2024	$42.02	$5.89	4.1	5.6%	5.3%	27.7%	2.6%
	$44.26	$6.78	4.1	5.1%	5.3%	28.0%	2.8%
2023	$48.53	$9.84	4.2	4.3%	5.2%	31.7%	3.6%
	$42.67	$8.16	4.2	4.8%	5.2%	31.7%	3.6%
2022	$39.82	$9.12	4.2	4.5%	5.4%	36.2%	3.7%
	$39.89	$9.03	4.2	4.3%	5.4%	36.2%	3.0%
(1)Stock Price and Option Value for 2023 and 2022 have been updated to reflect the two for one Common Share split. Further details are disclosed in the Advisory section of the Corporation's 2024 MD&A and in note 1 of the Corporation's 2024 audited consolidated financial statements dated March 5, 2025.
The Corporation has an election process whereby 100% of the stock option awards are allotted to a NEO, with 50% of that allotment granted at that time. The NEO can elect to receive the remaining 50% of the allotment as either stock options or Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares a NEO would receive in lieu of the options is determined by multiplying a discounted Black-Scholes-Merton value for the stock option by the number of stock options allotted (not granted) to the NEO. The resulting total is then used to buy Common Shares on the TSX, which results in the Common Share election having an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO but, rather, vest equally to the NEO over three years every November provided that the NEO is employed by the Corporation at time of vesting or has retired at the Normal Retirement Age.

Canadian Natural 2025 Management Information Circular	36

The table below shows the target and actual value of the stock options and, as applicable, the resulting Common Share election for each of the NEOs in 2024. Given the long-term nature of the stock option awards, the awards to Messrs. Stauth, Zabek and Froc reflect their performance in 2024 and their anticipated future contributions in their new roles. Mr. Stainthorpe was not granted stock options or PSUs for 2024 as they vest over time and would be of no value in light of his early retirement anticipated later in 2025.

Name	Base Salary	Target Incentive (% of base salary)	Target 2024 Stock Option/ Share Election Award Value	Actual Allocated Option Award Value(2)	Actual Award Elected to be Taken in Common Shares (see 2024 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2024 Number of Stock Options	Number of Common Shares Elected to Receive in 2024(3)
N. Murray Edwards	$1	—(1)	$6,266,768	$4,434,500	$—	$4,434,500	700,000	N/A
Scott G. Stauth	$600,000	525%	$3,150,000	$1,695,000	$625,000	$2,320,000	250,000	—
Mark A. Stainthorpe(4)	$414,073	300%	$1,242,219	$—	$—	$—	—	N/A
Robin S. Zabek	$372,334	300%	$1,117,002	$779,700	$287,500	$1,067,200	115,000	—
Jay E. Froc	$371,594	300%	$1,114,782	$1,457,050	$—	$1,457,050	230,000	N/A
(1)Mr. N.M. Edwards’ Target Stock Option Award is equal to 135% of the Target Stock Option Award calculated based upon a notional base salary of $884,200 and a target incentive of 120% of base salary for the President’s role. See page 32 for more information. Although Mr. Edwards' stock option award was below target, his overall compensation package increased in 2024 commensurate with the Corporation's excellent performance.
(2)The actual allocated option award value is determined using the Black-Scholes-Merton methodology (refer to page 36) and the number of options elected to be received by a NEO under the Corporation's stock option election program.
(3)The Common Shares to be purchased for the 2024 Common Share election had not been purchased as of March 19, 2025.
(4)Mr. M.A. Stainthorpe was not awarded 2024 stock options or PSUs which vest over time and would have no value considering his announced upcoming transition from CFO to Executive Advisor effective April 30, 2025. Thereafter, Mr. Stainthorpe will assume the role of Executive Advisor in support of management transition until his early retirement anticipated later in 2025.

2024 Actual Pay Levels and Mix
The following table shows the actual pay levels for the NEOs based on the 2024 performance incentive plan designs and the Common Share election described above.

	Executive Chairman N.M. Edwards	President and CEO S.G. Stauth(3)	CFO M.A.Stainthorpe(4)(6)	COO, E&P R.S. Zabek(6)	COO, Oil Sands J.E. Froc(5)
Base salary (1)	$1	$600,000	$414,073	$372,334	$371,594
STIP Cash Bonus (% of salary)	324%(2)	240%	190%	195%	155%
STIP Cash Bonus ($)	$2,864,808	$1,440,000	$788,000	$725,000	$575,000
Total Cash Compensation	$2,864,809	$2,040,000	$1,202,073	$1,097,334	$946,594
Performance Share Unit (% of bonus)	400%	333%	300%	300%	300%
Performance Share Units ($)	$11,459,232	$4,795,200	$—	$1,725,000	$1,725,000
Option/Election-based LTIP (% of salary)	—(2)	387%	—%	287%	392%
Option/Election-based LTIP ($)	$4,434,500	$2,320,000	$—	$1,067,200	$1,457,050
Total Direct Compensation	$18,758,541	$9,155,200	$1,202,073	$3,889,534	$4,128,644
All other compensation	$—	$89,212	$66,673	$60,810	$60,697
Total Compensation	$18,758,541	$9,244,412	$1,268,746	$3,950,344	$4,189,341
(1)Base salary reflects the actual 2024 base salary for each of the NEOs as at December 31, 2024.
(2)Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary of $884,200 and a target incentive of 120% of base salary for the President’s role. Mr. Edwards’ Option/Election LTIP award is also calculated based upon the notional base salary for the President’s role. See page 32 for more information.

37	Canadian Natural 2025 Management Information Circular

(3)Mr. S.G. Stauth was promoted to be the President of the Corporation on February 28, 2024.
(4)Mr. M.A. Stainthorpe announced he was stepping down as CFO and assuming the role of Executive Advisor effective April 30, 2025 to support management transition until his early retirement anticipated later in 2025. The adjustments in his total compensation in 2024 are consistent with this transition.
(5)Mr. J.E. Froc was promoted to be Chief Operating Officer, Oil Sands effective January 1, 2024, replacing Mr. S.G. Stauth who was promoted to President.
(6)The cash bonuses for Mr. M.A. Stainthorpe and Mr. R.S. Zabek includes an incremental $150,000 related to their contributions to the Chevron Acquisition.

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation (“TDC”)) among the NEOs for 2024.(1)

	Executive Chairman N.M. Edwards	President and CEO S.G. Stauth	CFO M.A. Stainthorpe	COO, E&P R.S. Zabek	COO, Oil Sands J.E. Froc
Base salary	—%	7%	34%	10%	9%
STIP Cash Bonus	15%	16%	66%	19%	14%
Performance Share Unit	61%	52%	—%	44%	42%
Option-based LTIP	24%	25%	—%	27%	35%

Link between 2024 Corporate Performance and 2024 Named Executive Officer Compensation
During 2024, Canadian Natural performed at a level that produced an aggregate corporate performance score of 151.50% of target based on the Committee’s assessment of corporate performance. This performance score results in a payout of 200.0% of target for the STIP and PSU. The score reflects exceptional fiscal and operational performance through continued focus on effective and efficient operations and strategic execution, while maintaining our core values for safety, asset integrity and the environment. In 2024, NEO Compensation represented 0.03% of the Corporation’s enterprise value and 0.11% of its net revenue. Furthermore, as noted above, the TDC for NEOs is significantly weighted towards equity derived compensation, linking executive compensation to Shareholder value.
Having considered the 2024 corporate performance, the accretive value of the Chevron Acquisition and the senior management transition that occurred in 2024 and early 2025, the Compensation Committee exercised certain discretion in adjusting the bonus award amounts for certain NEOs. The Compensation Committee awarded Mr. S.G. Stauth, who was in the role of President for 10 months in 2024, a commensurate level of compensation including a cash bonus of $1,440,000 and a PSU award of $4,795,200 recognizing the exceptional results he delivered as he transitioned into the President's role. Altogether the President’s base salary, bonus, PSU and stock option award and all other compensation, results in total compensation for the President of $9,244,412, a 28% increase from compensation awarded to Mr. McKay in his capacity as President in 2023, which was reduced from prior years' to reflect his announced retirement later in 2024. Canadian Natural believes Mr. Stauth's compensation is comparable among Canada’s larger exploration and production companies for the President role and reflects the exceptional corporate performance demonstrated in 2024. The Committee also awarded increased cash bonuses to Messrs. Stainthorpe, Zabek and Froc in recognition of their strong individual performance in 2024.
Alignment of Corporate Performance and President’s Compensation Over Time
Compensation at Canadian Natural is structured to encourage Common Share ownership and an alignment to the long-term interests of Shareholders. The table below shows the alignment of corporate performance with the President’s compensation over time and also shows:
▪the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and
▪realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised).
The table also compares:
▪the grant date value of total direct compensation awarded to the President relative to the indicative market value of his compensation commencing in 2019; and
▪the value of $100 compensation awarded in relation to the indicative market value of $100 invested in the Common Share at the beginning of the periods indicated.

Canadian Natural 2025 Management Information Circular	38

The table reaffirms the alignment between the design of the incentive programs and Canadian Natural’s relative TSR.

	Total Direct Compensation Awarded(1)	Indicative Market Value of Total Direct Compensation at Dec 31, 2024	Value of $100
Year			Period	President’s Pay(2)	Shareholder(3)
2019	$8,058,763	$37,737,260	12/31/2019 to 12/31/2024	$468	$282
2020	7,672,470	39,849,611	12/31/2020 to 12/31/2024	519	355
2021	9,353,057	14,953,058	12/31/2021 to 12/31/2024	160	194
2022	8,919,246	8,888,795	12/31/2022 to 12/31/2024	100	130
2023	7,087,493	7,256,164	12/31/2023 to 12/31/2024	102	108
(1)Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)Represents the actual value for each $100 awarded to Mr. T.S. McKay for 2019 - 2023. Mr. McKay stepped down as President on February 28, 2024 and assumed the role of Vice Chairman of the Corporation to support management transition until his retirement.
(3)Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.
The chart below outlines the President’s awarded compensation level and the Corporation’s total shareholder return between 2020 and 2024. In general, changes in the pay levels are consistent with changes in annual TSR of the Corporation. The variation in 2023 is due to adjustments in total compensation consistent with the Mr. McKay's transition to retirement in 2024. The 2024 data represents total compensation for Mr. Stauth who assumed the role of President in February 2024. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

2020 - 2024
Pay vs TSR

Canadian Natural's Indexed TSR
(% Indexed to January 1, 2020)
President Pay
($000)
300%
250%
200%
150%
100%
50%
0%
$12,000
$10,000
$8,000
$6,000
$4,000

	2020	2021	2022	2023	2024
President TDC ($000)[(1)]	$7,672	$9,353	$8,919	$7,087	$9,155
Canadian Natural's Indexed TSR	79%	145%	217%	262%	282%

(1) Reflects Mr. T.S. McKay's TDC awarded for 2020 to 2023 and Mr. S.G. Stauth TDC for 2024.

While the Corporation has historically focused on reserves growth per share as a means to deliver Shareholder value, there has been a shift in the industry to utilizing an allocation model to distribute free cash flow to Shareholders through debt reduction, share repurchases and increased dividends. As a result, the importance of reserves growth as a performance metric vis-à-vis industry peers has diminished. In 2023, the Committee undertook a review to consider the impact relative reserves growth per share was having on executive compensation and, in particular, the PSU payout multiplier used to calculate PSU payouts and concluded that continuing to include reserves growth in the determination of the PSU payout multiplier created a potential for misalignment between executive compensation and Shareholder interests. The Committee concluded that relative TSR was the best measure of corporate performance and also recognized that, when considering relative TSR, there was a distinction between the Primary Peer Group, which comprises Canadian peers, and the Secondary Peer Group, which is comprised of American peers, and determined that the Corporation's relative TSR vis-à-vis its Primary Peer Group was a better reflection of the Corporation's performance in the market in which it operates than was a broader comparison with both the Primary and Secondary Peer Groups.

39	Canadian Natural 2025 Management Information Circular

After a transition period in 2024, the Committee determined that for 2025 and subsequent years, the PSU payout multiplier would be determined by comparing on a relative basis, the Corporation's 3-year TSR with its Primary Peer Group (2/3 weighting) and with both its Primary and Secondary Peer Groups (1/3 weighting). Ultimately, the Committee determined that this provided better insight on the relative performance of the Corporation amongst its peers.
Total Shareholder Return

3 Year TSR (C$)(1)
Canadian Natural Resources Limited	94%
Primary Group (2)
Peer 1	85%
Peer 2	52%
Peer 3	51%
Peer 4	51%
Secondary Group (3)
Peer 5	82%
Peer 6	47%
Peer 7	5%
Peer 8	0%
Peer Summary Statistics
P75	59%
Median	51%
P25	37%
S&P TSX Oil and Gas Exploration & Production Index	88%
(1)Source: Bloomberg.
(2)Primary Peer Group includes Cenovus Energy Inc., Enbridge Inc., Suncor Energy Inc. and TC Energy Corporation.
(3)Secondary Group includes Apache Corp., Devon Energy Corporation, EOG Resources Inc. and Ovintiv Inc.
Note: Primary and Secondary Group data in table sorted descending on 3 year TSR. Marathon Oil Corporation was removed as a peer after its acquisition by ConocoPhillips in November 2024.
The PSUs awarded to Senior Management in 2022 vest in April 2025 based upon the payout mechanism described above. The Corporation’s three year relative performance against its Peer Group measured in the 100th percentile in respect of 3 year TSR (based on outperforming 4 of 4 of the Primary Peer Group and 8 of 8 of all Peers in both the Primary and Secondary Peer Group, with a 3 year TSR of 94%).
Based upon the performance achieved by the Corporation over the three year period 2022 - 2024 inclusive, the payout multiple to be applied in respect of this vesting is 2.0x.
As noted above, for subsequent years, the payout multiplier to be applied in respect of the PSUs vesting in the year will be determined as follows:
PSU payout multiple = (TSR payout multiple vs Primary Peer Group X 0.66) + (TSR payout multiple vs Primary and Secondary Peer Group X 0.34)

Canadian Natural 2025 Management Information Circular	40

EXECUTIVE COMPENSATION
The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2022, 2023, and 2024 in respect of each NEO.
Summary Compensation Table

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Option Based Awards(1)	Annual Incentive Plans(2)	Long-term Incentive Plans(3)	All Other Compensation(4)	Total Compensation
N. Murray Edwards Executive Chair Age 65 Years of Service 36	2024	$1	$4,434,500	$2,864,808	$11,459,232	$—	$18,758,541
	2023	$1	$5,398,500	$2,323,841	$9,295,366	$—	$17,017,708
	2022	$1	$3,628,000	$2,401,034	$9,604,136	$—	$15,633,171

Scott G. Stauth(5) President and CEO Age 59 Years of Service 28	2024	$600,000	$2,320,000	$1,440,000	$4,795,200	$89,212	$9,244,412
	2023	$468,573	$3,599,000	$750,000	$2,497,500	$84,298	$7,399,371
	2022	$440,292	$1,587,250	$554,768	$1,664,304	$77,866	$4,324,480

Mark A. Stainthorpe(6) CFO Age 47 Years of Service 22	2024	$414,073	$—	$788,000	$—	$66,673	$1,268,746
	2023	$400,273	$2,249,375	$525,000	$1,575,000	$73,277	$4,822,925
	2022	$357,358	$1,587,250	$450,271	$1,350,813	$63,627	$3,809,319

Robin S. Zabek COO, E&P Age 53 Years of Service 21	2024	$372,334	$1,067,200	$725,000	$1,725,000	$60,810	$3,950,344
	2023	$329,765	$1,799,500	$225,000	$675,000	$62,060	$3,091,325
	2022	$304,796	$576,250	$192,000	$528,000	$60,984	$1,662,030

Jay E. Froc(7) COO, Oil Sands Age 59 Years of Service 11	2024	$371,594	$1,457,050	$575,000	$1,725,000	$60,697	$4,189,341
	2023	$325,027	$1,799,500	$200,000	$550,000	$60,871	$2,935,398
	2022	$304,796	$907,000	$180,000	$495,000	$55,428	$1,942,224

Tim S. McKay(8) Former President Age 63 Years of service prior to retirement 34	2024	$188,954	$—	$—	$—	$23,614	$212,568
	2023	$678,892	$500,000	$1,364,573	$4,544,028	$118,236	$7,205,729
	2022	$638,885	$2,305,000	$1,379,992	$4,595,370	$107,314	$9,026,561

(1)The grant date fair value is determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and performing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Common Shares on the TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on the TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 36. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value equal to the price of the Common Shares purchased on the TSX is included.
(2)The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEOs for personal and corporate performance during the year.
(3)PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares on behalf of the NEO. The PSUs vest approximately three years from the date of grant and any dividends declared payable on the Common Shares are also calculated on the same basis for PSUs and are attributed to the unvested PSUs and reinvested in additional PSUs, based on the then current market price for Common Shares which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.
(4)All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation’s contribution to the Savings Plan for each NEO who is a participant in the plan. The Corporation’s contribution to the Savings Plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation’s contribution as at December 31, 2024 for each NEO who is a participant in the plan and which vested January 1, 2025 is as follows: Mr. T.S. McKay, $20,940; Mr. S.G. Stauth $80,664; Mr. R.S. Zabek, $53,036; and Mr. M.A. Stainthorpe, $58,125 and Mr. J.E. Froc, $52,160. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2024.
(5)Mr. S.G. Stauth was promoted from Chief Operating Officer, Oil Sands to President of the Corporation effective February 28, 2024.

41	Canadian Natural 2025 Management Information Circular

(6)Mr. Stainthorpe announced he was stepping down as CFO effective April 30, 2025 and will assume the role of Executive Advisor in support of management transition until his early retirement anticipated later in 2025. The adjustments in his total compensation in 2024 is consistent with this transition.
(7)Mr. J.E. Froc was promoted to the role of Chief Operating Officer, Oil Sands on January 1, 2024 replacing Mr. S.G. Stauth who assumed to role of President on February 27, 2024.
(8)Mr. T.S. McKay stepped down as President and assumed the role of Vice Chairman effective February 27, 2024 to support transition and retired as an executive of the Corporation on April 1, 2024 at the age of 62. As unexercised stock options are forfeited upon retirement, Mr. McKay was permitted to take his full 2023 stock option election as Common Shares with a total value of $500,000.
The table below illustrates the number of PSUs granted to each of the NEOs and the price at which such PSUs were granted.

Named Executive Officer	PSUs granted year end 2024 at a Price of $45.18	PSUs granted year end 2023 at a Price of $43.38(1)	PSUs granted year end 2022 at a Price of $37.51(1)
N. Murray Edwards	253,628	214,280	256,017
Scott G. Stauth	106,132	57,573	44,365
Mark A. Stainthorpe (2)	—	36,307	36,009
Robin S. Zabek	38,180	15,560	14,075
Jay E. Froc	38,180	12,679	13,195
Tim S. McKay (3)	—	79,610	93,099
Total PSUs Granted to NEOs	436,120	416,009	456,760
(1)The 2023 and 2022 PSU grant price is stated on a post stock split basis.
(2)Mr. M.A. Stainthorpe announced he was stepping down as CFO effective April 30, 2025 and will assume the role of Executive Advisor in support of management transition until his early retirement anticipated later in 2025. The adjustments in his PSU award in 2024 is consistent with this transition as they vest over time and would have no value after early retirement.
(3)As Mr. T.S. McKay stepped down as President on February 27, 2024 and retired in April 2024, Mr. McKay elected to have the number of PSUs he received reduced pro rata to reflect his retirement at the age of 62.
In addition, the NEOs who elected, in any of 2022, 2023 and 2024, to receive their stock option award as Common Shares are indicated in the following table.

Named Executive Officer	Value of 2024 Share Election(1)	Shares Purchased for 2023 Share Election at an Average Purchase Price of $50.26	Shares Purchased for 2022 Share Election at an Average Purchase Price of $37.03
Scott G. Stauth(2)	$625,000
Robin S. Zabek (3)	$287,500	—	3,376
Tim S. McKay (4)	$—	9,948	13,504
(1)All share numbers and purchase prices stated in this table have been adjusted to account for the 2 for 1 stock split that closed on June 4, 2024. The Common Shares to be purchased from the 2024 Common Share election had not been purchased as of March 19, 2025.
(2)Mr. S.G. Stauth elected to receive 50% of his stock option award as Common Shares in 2024.
(3)Mr. R.S. Zabek elected to receive 50% of his stock option award as Common Shares in 2022 and 2024.
(4)Given his announced retirement later in 2024, the Committee determined that Mr. McKay could elect to receive 100% of his allotment (100,000 stock options) as Common Shares, with a value of $500,000.

Canadian Natural 2025 Management Information Circular	42

Incentive Plan Awards
The following table lists (i) the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2024; and (ii) the number of securities underlying the unexercised options granted to each NEO as part of 2024 compensation; and (iii) the number of unvested PSUs granted to each of the NEOs and the net benefit thereof as at March 19, 2025. The number of securities underlying unexercised options listed in the table below includes unvested options and PSUs. The value of those unvested options and PSUs could not be realized by the NEO as at December 31, 2024. The Corporation does not have a treasury-based Common Share award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date(1)	Value of Unexercised In-the-money Options($)(2)	Number of PSUs that have not Vested	Vesting Date	Value of Unvested PSUs($)(2)(3)(4)(5)(6)

N. Murray Edwards	180,000	19.36	March 18, 2025	4,504,500	443,729	April 1, 2025	39,385,386
	480,000	14.66	February 27, 2026	14,265,600	279,758	April 1, 2026	12,415,660
	320,000	20.06	February 27, 2026	7,782,400	223,785	April 1, 2027	9,931,578
	250,000	32.08	February 26, 2027	3,076,250	253,628	April 1, 2028	11,256,011
	250,000	36.92	February 26, 2027	1,866,250
	200,000	39.82	November 30, 2027	912,000
	200,000	39.89	March 24, 2028	899,000
	300,000	42.67	March 23, 2029	514,500
	300,000	48.53	November 30, 2028	—
	350,000	44.26	March 29, 2030	42,000
	350,000	42.02	May 3, 2030	826,000

Scott G. Stauth	54,000	19.36	March 18, 2025	1,351,350	79,371	April 1, 2025	7,044,970
	40,500	10.38	March 18, 2025	1,377,000	48,479	April 1, 2026	2,151,498
	140,000	14.66	February 27, 2026	4,160,800	60,127	April 1, 2027	2,668,436
	140,000	20.06	February 27, 2026	3,404,800	106,132	April 1, 2028	4,710,138
	87,500	32.08	February 26, 2027	1,076,688
	87,500	36.92	February 26, 2027	653,188
	87,500	39.82	November 30, 2027	399,000
	87,500	39.89	March 24, 2028	393,313
	200,000	42.67	March 23, 2029	343,000
	200,000	48.53	November 30, 2028	—
	250,000	44.26	March 29, 2030	30,000

Mark A. Stainthorpe	54,000	19.36	March 18, 2025	1,351,350	61,362	April 1, 2025	5,446,491
	81,000	10.38	March 18, 2025	2,754,000	39,348	April 1, 2026	1,746,264
	175,000	14.66	February 27, 2026	5,201,000	37,918	April 1, 2027	1,682,801
	175,000	20.06	February 27, 2026	4,256,000	—	April 1, 2028	—
	87,500	32.08	February 26, 2027	1,076,688
	87,500	36.92	February 26, 2027	653,188
	87,500	39.82	November 30, 2027	399,000
	87,500	39.89	March 24, 2028	393,313
	125,000	42.67	March 23, 2029	214,375
	125,000	48.53	November 30, 2028	—

43	Canadian Natural 2025 Management Information Circular

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date(1)	Value of Unexercised In-the-money Options($)(2)	Number of PSUs that have not Vested	Vesting Date	Value of Unvested PSUs($)(2)(3)(4)(5)(6)

Robin S. Zabek	19,000	19.36	March 18, 2025	475,475	26,290	April 1, 2025	2,333,500
	60,000	14.66	February 27, 2026	1,783,200	15,380	April 1, 2026	682,564
	40,000	32.08	February 26, 2027	492,200	16,251	April 1, 2027	721,219
	50,000	39.89	March 24, 2028	224,750	38,180	April 1, 2028	1,694,428
	100,000	42.67	March 23, 2029	171,500
	100,000	48.53	November 30, 2028	—
	115,000	44.26	March 29, 2030	13,800

Jay E. Froc	19,000	19.36	March 18, 2025	475,475	26,290	April 1, 2025	2,333,500
	19,000	10.38	March 18, 2025	646,000	14,419	April 1, 2026	639,915
	40,000	14.66	February 27, 2026	1,188,800	13,241	April 1, 2027	587,636
	40,000	20.06	February 27, 2026	972,800	38,180	April 1, 2028	1,694,428
	30,000	32.08	February 26, 2027	369,150
	44,584	36.92	February 26, 2027	332,820
	50,000	39.82	November 30, 2027	228,000
	50,000	39.89	March 24, 2028	224,750
	100,000	48.53	November 30, 2028	—
	100,000	42.67	March 23, 2029	171,500
	115,000	44.26	March 29, 2030	13,800
	115,000	$42.02	May 3, 2030	271,400

Tim S. McKay (7)	Not applicable				166,531	April 1, 2025	14,781,292
					101,732	April 1, 2026	4,514,866
					83,142	April 1, 2027	3,689,842
					—	April 1, 2028	—

(1)Pursuant to the SOP, if a stock option grant expires during a blackout period or within 2 business days following a blackout period, the option period is extended to the seventh business day following the later of (i) the last day of the blackout period; and (ii) the date the option would otherwise expire if the expiration date would otherwise occur in the time period commencing at the commencement of the blackout period and ending on the second business day subsequent to the blackout period. NEOs with a stock option grant originally expiring on February 28, 2025 had the expiry date extended to March 18, 2025 as a result of the blackout period.
(2)All stock option and PSU amounts and grant prices have been adjusted to account for the 2 for 1 stock split that closed on June 4, 2024. The Common Shares to be purchased from the 2024 Common Share election had not been purchased as of March 19, 2025.
(3)The closing price of the Common Shares on the TSX on December 31, 2024 was $44.38.
(4)The number of PSUs includes PSUs accumulated since the date of grant through the reinvestment into PSUs of amounts calculated as dividends payable on Common Shares, which are then attributed to the PSUs. These additional PSUs vest on the same date as the underlying PSU grant.
(5)The value of the PSUs vesting on April 1, 2025 is calculated as at December 31, 2024 based upon a performance payout multiple of 2.00x, meaning that the Corporation’s actual performance was above the mid range of peer performance over the 3 year performance period prior to vesting (see page 40 for details).
(6)The value of the PSUs vesting on April 1, 2026, April 1, 2027 and April 1, 2028 are calculated as at December 31, 2024 based upon a performance payout multiple of 1.00x, meaning that the Corporation’s performance matched that of its peer group over the 3 year performance period prior to vesting. The Corporation’s actual performance cannot be determined as the comparative performance period for each grant has not ended. The information on page 40 provides comparative peer performance over the 3 year period for TSR and is indicative of better than average performance.
(7)Mr. T.S. McKay retired as an executive of the Corporation on April 5, 2024 and any unvested stock options were forfeited at that time. Effective April 5, 2024, Mr. McKay had (i) any unexercised stock options cancelled 30 days following his retirement; and (ii) the number of granted but unvested PSUs were reduced pro rata to reflect his retirement.

Canadian Natural 2025 Management Information Circular	44

Incentive plan awards – value vested or earned during the year

Name	Option-based Awards – Value vested during the year(1)	Share-based Awards – Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)
N. Murray Edwards	$14,898,500	$34,602,553	$—
Scott G. Stauth	$4,856,100	$5,986,500	$2,026
Mark A. Stainthorpe	$4,323,015	$4,359,102	$1,610
Robin S. Zabek	$1,655,070	$1,997,922	$113,471
Jay E. Froc	$3,082,950	$1,997,922	$1,386
Tim S. McKay (4)	$7,254,550	$15,849,424	$514,521
(1)This is the aggregate net benefit the NEO would have received before tax had the NEO exercised the options on date of vesting based on the closing price of the Common Shares on the TSX on the day prior to vesting.
(2)The Corporation does not have a treasury based Common Share award program. PSU awards only vest 3 years following the date of grant such that PSU awards made in respect of 2020 compensation vested on April 1, 2024 using a performance payout multiple of 1.5x and a (post share split) price of $43.38 and, as a result, these values are included.
(3)If a NEO elected to receive 50% of their stock option award as Common Shares in previous years, the Common Shares purchased vest equally over 3 years and the dollar value of the Common Shares that vested during the year, including dividends, is included. The aggregate benefit to the NEO is based on the closing price of the Common Shares on the TSX the day prior to vesting.
(4)Mr. T.S. McKay retired as an executive of the Corporation on April 1, 2024 and any unvested stock options were forfeited at that time. Effective April 1, 2024, Mr. McKay had (i) any unexercised stock options cancelled 30 days following his retirement; and (ii) the number of granted but unvested PSUs reduced to reflect his retirement and (iii) the number of Common Shares reduced to reflect his retirement.

45	Canadian Natural 2025 Management Information Circular

Pension Plan Benefits
The Corporation does not provide a pension plan for its NEOs.
Termination and Change of Control Benefits
The Corporation has not entered into any employment service contracts or change of control agreements with any of the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation
▪All salary and benefit programs cease as at effective date of resignation.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding as at effective date of resignation are forfeited.
▪Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
▪Unvested portion of Common Shares in the Savings Plan and PSUs as at effective date of resignation is forfeited.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited unless Normal Retirement Age is reached.

Retirement
▪All salary and benefit programs cease as at effective date of retirement.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding as at effective date of retirement are forfeited.
▪Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
▪Unvested portion of Common Shares in the Savings Plan and PSUs vest if Normal Retirement Age (as described in the matrix set out on page 26) is reached or are otherwise forfeited.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.

Death
▪All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
▪Annual cash and PSUs are not paid.
▪Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
▪Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
▪Unvested portion of Common Shares in Savings Plan and PSUs vest at date of death except for those Common Shares purchased through the Common Share election, which are forfeited.

Termination without cause
▪All salary and benefit programs cease on effective date of termination.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding on Notice Date of termination are forfeited.
▪Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
▪Unvested portion of Common Shares in Savings Plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 26).
▪Severance provided on an individual basis reflecting service, experience and salary level.
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.
▪Upon a change of control event, all unvested stock options, unvested Savings Plan Common Shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause
▪All salary and benefit programs cease on effective date of termination.
▪Annual cash and PSUs are no longer paid.
▪Unvested options outstanding as at Notice Date of termination are forfeited.
▪Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
▪Unvested portion of shares in Savings Plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 26).
▪Unvested portion of Common Shares in the Savings Plan purchased through the Common Share election is forfeited.

Pursuant to the terms of the SOP, the PSU Plan and the Savings Plan, upon the change of control of the Corporation, all unvested options, all unvested Common Shares, and all unvested PSUs immediately vest provided that the NEO is terminated upon the change of control or within 24 months thereof. In addition, NEOs would be entitled to severance in respect of base salary and cash bonus, which would be determined by their length of service, experience and salary level.

Canadian Natural 2025 Management Information Circular	46

The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2024 and they had been terminated immediately as a result thereof.

Name	Base Salary(1)	Cash Bonus(1)	Performance Share Unit(2)	Accelerated Option Vesting(3)(4)	Accelerated PSU Vesting(3)(5)	Share Election Accelerated Vesting(3)(6)
N. Murray Edwards	—	—	—	$33,820,500	$74,831,078	—
Scott G. Stauth	—	—	—	$13,159,138	$14,849,506	—
Mark A. Stainthorpe	—	—	—	$16,298,913	$10,951,113	—
Robin S. Zabek	—	—	—	$3,147,125	$4,575,550	$50,043
Jay E. Froc	—	—	—	$4,609,295	$4,261,856	—
Tim S. McKay	—	—	—	—	$27,759,730	$375,941
(1)Severance provided on an individual basis reflecting service, experience and salary level.
(2)As PSUs for 2024 performance would not have been granted as of December 31, 2024, there is no entitlement for PSUs awarded for 2024 performance.
(3)The closing price of the Corporation’s Common Shares on the TSX on December 31, 2024 was $44.38.
(4)This reflects the dollar value of the unexercised stock options (vested and unvested) on the basis of 2021, 2022 and 2023 performance as at December 31, 2024.
(5)This reflects the dollar value of the unvested PSUs granted for 2021, 2022 and 2023 performance plus any dividends attributed thereto as at December 31, 2024, calculated using a performance multiple of 1.78x that is the average PSU payout multiplier for the three years prior (2021, 2022 and 2023).
(6)For Share Election, this reflects the dollar value of the unvested Common Shares as received in lieu of stock options under the option election program at December 31, 2024.

47	Canadian Natural 2025 Management Information Circular

Equity Compensation Plan Information
The Corporation has a long-standing policy of awarding stock options to its Service Providers (as defined under the SOP) as part of the employee's compensation package intended to provide parity with compensation levels within the industry. Details regarding the SOP can be found under the heading "Stock Option Plan" commencing at page 15.
The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by stock options which have been exercised shall be available for subsequent grants under the SOP. When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated stock options. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP but, as they are not subject to current stock option grants, they are referred to as unallocated stock options. As the SOP is a security based compensation arrangement which does not have a fixed maximum number of securities issuable, all unallocated stock options under the SOP must be approved by a majority of the Corporation’s directors and by the Corporation’s security holders every three years in accordance with Section 613(a) of the TSX Company Manual. Accordingly, the SOP, and all unallocated stock options thereunder were most recently ratified, confirmed and approved by the Board and by the Shareholders on May 5, 2022 and, as a result, the Corporation is authorized to continue to grant stock options under the SOP until May 5, 2025. Following May 5, 2025, the Corporation will not be permitted to grant any stock options under the SOP until Shareholder approval is obtained at the Meeting. The average number of options outstanding under the SOP has been at approximately 3.6% of the outstanding Common Shares since the Shareholders approved the changes in the SOP to a "rolling 7%" plan on May 9, 2019.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2024	Weighted-average Exercise Price of Outstanding Options at December 31, 2024	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2024	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2024
Equity compensation plans approved by security holders	50,806,541	$33.90	96,415,768	147,222,309
Equity compensation plans not approved by security holders	—	—	—	—
Total	50,806,541	$33.90	96,415,768	147,222,309
Percent of Outstanding Shares	2.4%	N/A	4.6%	7.0%
The annual burn rate under the SOP for the fiscal years ended 2022, 2023 and 2024 was 0.7%, 0.6% and 0.8% respectively. The annual burn rate is calculated as: (x) the total number of stock options granted under the SOP during the year; divided by: (y) the weighted average number of Common Shares outstanding for the year.
The current number of Common Shares issued and outstanding as at March 19, 2025 is 2,099,250,154. As at March 19, 2025, the number of Common Shares issuable pursuant to the SOP approved by the Shareholders and reflecting a maximum of 7% of the then current issued and outstanding Common Shares is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	61,488,681	2.9%
Available for future issuance	85,458,830	4.1%
Total number of securities issuable	146,947,511	7.0%
Indebtedness of Executive Officers and Directors
The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is, or during the most recently completed financial year was, indebted to the Corporation or its subsidiaries.
Interests of Informed Persons in Material Transactions
The Management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation or its subsidiaries, any proposed director of the Corporation, any person beneficially owning, or controlling or directing, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or its subsidiaries.

Canadian Natural 2025 Management Information Circular	48

Non-GAAP and Other Financial Measures
This Circular includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Corporation to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Corporation may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Corporation's audited consolidated financial statements, as applicable, as an indication of the Corporation's performance. Descriptions of the Corporation’s non-GAAP and other financial measures included in this Circular, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the "Non-GAAP and Other Financial Measures" section of the Corporation's MD&A for the year ended December 31, 2024, dated March 5, 2025.
FREE CASH FLOW ALLOCATION POLICY
Free cash flow is a non-GAAP financial measure. The Corporation considers free cash flow a key measure in demonstrating the Corporation’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy.
The Corporation’s free cash flow is used to determine the targeted amount of shareholder returns after dividends. The amount allocated to shareholders varies depending on the Corporation’s net debt position.
Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures. The Corporation targets to manage the allocation of free cash flow on a forward looking annual basis, while managing working capital and cash management as required.
Up to October 2024, before the announcement of the Chevron Acquisition, the Corporation was targeting to allocate 100% of its free cash flow in 2024 to shareholder returns.
In October 2024, with the announcement of the Chevron Acquisition, the Board of Directors adjusted the allocation of free cash flow as follows:
•60% of free cash flow to shareholder returns and 40% to the balance sheet until net debt reaches $15 billion.
•When net debt is between $12 billion and $15 billion, free cash flow allocation will be 75% to shareholder returns and 25% to the balance sheet.
•When net debt is at or below $12 billion, free cash flow allocation will be 100% to shareholder returns.
The Corporation's free cash flow for the year ended December 31, 2024 is shown below:

Year Ended
($ millions)	Dec 31 2024
Adjusted funds flow (1)	$14,859
Less: Dividends on common shares	4,429
Net capital expenditures,(2) excluding net acquisition costs	5,286
Abandonment expenditures	646
Free cash flow (3)	$4,498
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the year ended December 31, 2024, dated March 5, 2025.
(2)Net Capital expenditures is a Non-GAAP Financial Measure. 2024 Net capital expenditures, excluding net acquisition costs is equal to net capital expenditures of $14,431 million less net acquisition costs of $9,145 million in the period. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the year ended December 31, 2024, dated March 5, 2025.
(3)The Company's free cash flow in 2023 was $6,917 million (2022 – $10,909 million), calculated as per the Company's free cash flow policy at the time, as adjusted funds flow of $15,274 million (2022 – $19,791 million), less base capital expenditures of $3,958 million (2022 – $3,621 million), abandonment expenditures, net of $509 million (2022 – $335 million) and dividends on common shares of $3,891 million (2022 – $4,926 million).
TOTAL SHAREHOLDER RETURN
Total Shareholder Return ("TSR") is a supplementary financial measure, expressed as a percentage, that represents the total return on investment generated for the Corporation's Shareholders as a result of common share price performance and the reinvestment of dividends over the related period. The Corporation considers TSR a key measure of the financial performance of the Corporation and the benefits generated for the Corporation's Shareholders.

49	Canadian Natural 2025 Management Information Circular

BREAK-EVEN WTI PRICE
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the year ended December 31, 2024, dated March 5, 2025. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.
CAPITAL BUDGET
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Corporations MD&A for the year ended December 31, 2024, dated March 5, 2025 for more details on net capital expenditures.
LONG-TERM DEBT, NET
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents. Refer to Note 16 of the Corporation's 2024 audited consolidated financial statements for the year ended December 31, 2024, dated March 5, 2025.
RESERVES PER SHARE GROWTH
Reserves per share growth is a supplementary measure, expressed as a percentage, that represents the Corporation's working interest (before royalties) total proved reserves (as determined in accordance with National Instrument 51-101) divided by the weighted average diluted shares outstanding for the related period. The Corporation considers reserves per share growth a key measure in evaluating its performance, as it provides the Corporation's Shareholders an understanding of the sustainability of its assets and potential for future cash flows.
TOTAL ENTERPRISE VALUE
Enterprise value as defined by the Corporation is a supplementary financial measure calculated as the sum of the current and long-term debt less cash and cash equivalents and the Corporation's market capitalization at a point in time. Market capitalization is a supplementary financial measure calculated as the outstanding common shares multiplied by the share price at a given point in time. The Corporation considers total enterprise value a key measure of evaluating the Corporation's performance relative to other companies in the sector with similar capital structures, and, as a key measure of overall corporate health.
AFTER-TAX RETURN ON AVERAGE COMMON SHAREHOLDERS' EQUITY
After-tax return on average common shareholders' equity as defined by the Corporation is a non-GAAP ratio. The ratio is calculated as net earnings (loss) for the twelve month trailing period, as a percentage of average common shareholders' equity for the twelve months trailing period. The Corporation considers after-tax return on average common shareholders' equity a key ratio in evaluating the Corporation's profitability in relation to shareholders' equity. A reconciliation of the after-tax return on average common shareholders' equity is presented below.

($ millions, except ratios)	2024	2023
Net earnings, 12 months trailing	$6,106	$8,233
Average common shareholders' equity, 12 months trailing (1)	$39,635	$38,974
After-tax return on average common shareholders' equity	15.4%	21.1%
(1)For the purposes of this non-GAAP financial ratio, the measurement of average common shareholders' equity is determined as the average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural 2025 Management Information Circular	50

DEBT TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION ("EBITDA")
Debt to adjusted EBITDA as defined by the Corporation is a non-GAAP financial ratio. The ratio is calculated as the sum of current and long-term debt as a percentage of adjusted EBITDA. Adjusted EBITDA is calculated as net earnings (loss), excluding the impact of interest expense; income tax; depletion, depreciation and amortization; share-based compensation; unrealized risk management; unrealized foreign exchange; and, asset retirement obligation accretion. The Corporation considers this ratio a key measure in evaluating the Corporation’s ability to repay long-term debt with pre-tax earnings generated from its core operations, excluding the impact of non-cash and non-operational items.

($ millions, except ratios)	2024	2023
Long-term debt (1)	$18,819	$10,799
Net earnings	$6,106	$8,233
Add: Interest and other financing expense	592	636
Income taxes (2)	1,953	1,932
Depletion, depreciation and amortization	6,681	6,413
EBITDA	$15,332	$17,214
Add: Share based compensation	279	491
Unrealized risk management activities loss (gain)	9	12
Unrealized foreign exchange (gain) loss	888	(260)
Asset retirement obligation accretion	389	366
Adjusted EBITDA	$16,897	$17,823
Debt to adjusted EBITDA	1.1x	0.6x
(1)Includes the current and long-term portions of long-term debt, as detailed in note 11 to the Corporation's audited consolidated financial statements for the year ended December 31, 2024, dated March 5, 2025.
(2)Includes current and deferred income taxes as detailed in note 13 to the Corporation's audited consolidated financial statements for the year ended December 31, 2024, dated March 5, 2025.
Additional Information
Financial information is provided in the Corporation’s annual and quarterly financial statements and annual and quarterly Management’s Discussion and Analysis (“MD&A”). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting “foreign private issuer” under the Securities Act of 1933, as amended, in the United States (“US”) and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its Management Information Circular and Annual Information Form (“AIF”) with the various securities commissions in such provinces and with the Securities and Exchange Commission (“SEC”) in the US. The Corporation’s most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and Management Information Circular may be viewed on the Corporation’s website at: www.cnrl.com and on SEDAR+ at: www.sedarplus.ca under the name Canadian Natural Resources Limited. The Corporation’s filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at: www.sec.gov.
Printed copies of the Corporation’s financial statements and MD&A, AIF, Form 40-F, Management Information Circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:
Canadian Natural Resources Limited
2100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Corporate Secretary
Approval of Circular
The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.
DATED at Calgary, Alberta, this 19th day of March 2025.

51	Canadian Natural 2025 Management Information Circular

III. Schedules to the Information Circular
Schedule “A” To Information Circular Dated March 19, 2025
CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION
The Board of Directors (the “Board”) continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation’s corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58‑101, National Policy 58‑201 and the New York Stock Exchange (“NYSE”) Listing Standards applicable to foreign private issuers.
Director Independence
The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted exclusively with independent directors pursuant to the independence standards established under National Instrument 58‑101 and within the meaning of section 1.4 (and section 1.5 with respect to the Audit Committee) of National Instrument 52‑110 and the NYSE Listing Standards. As well, the Board has ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.
For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.
Ten of the 12 director nominees proposed by management for election are independent at the time of the Meeting as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58‑101 and within the meaning of section 1.4 of National Instrument 52‑110 and the NYSE Listing Standards. Ms. C.M. Best, Dr. M.E. Cannon, Messrs. C.L. Fong, G.D. Giffin, W.A. Gobert, Ms. C.M. Healy, Messrs. S.W. Laut, F.J. McKenna, and D.A. Tuer and Ms. A.M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The two remaining Directors, Messrs. N.M. Edwards and S.G. Stauth, being part of the Management Committee of the Corporation, have been determined by the Nominating, Governance and Risk Committee and the Board to be non‑independent.

Canadian Natural 2025 Management Information Circular	52

The following table illustrates the independent status of each director nominee. The proposed nominees consist of 10 nominees out of 12 (83%) being independent.

	Independent Relationship	Non-Independent	Management	Reason for Non‑independent Status
Catherine M. Best	•
Dr. M. Elizabeth Cannon	•
N. Murray Edwards			•	Member of Corporate Management Committee
Christopher L. Fong	•
Ambassador Gordon D. Giffin (Lead Independent Director)	•
Wilfred A. Gobert	•
Christine M. Healy	•
Steve W. Laut	•
Honourable Frank J. McKenna	•
Scott G. Stauth			•	Member of Corporate Management Committee
David A. Tuer	•
Annette M. Verschuren	•
The Board functions independently of management and appoints the Chair. The Executive Chair is considered non‑independent. In 2024, the Board re‑appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee, as Lead Independent Director.
Lead Independent Director
The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in‑camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation’s Annual General Meeting of Shareholders.
Other Issuer Directorships
The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under “Election of Directors” beginning on page 5.
Executive Sessions of Board and Committee Meetings
Prior to the termination of each Board meeting, the non‑management directors meet in an executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non‑management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in‑camera, without management present, with the internal auditors of the Corporation and the Corporation’s independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in‑camera, without management present, with the Corporation’s independent qualified reserves evaluators at each meeting the independent reserves evaluators attend.
The attendance rate in 2024 for all Board and Board committee meetings held during the year was 99%. For more detailed information regarding the number of Board and Board committee meetings held during 2024 and the attendance of each director at these meetings, refer to the table under “Election of Directors” beginning on page 5.
Board and Committee Mandate
The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board’s commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long-term shareholder value. The role and responsibilities of the Chair and each Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of nineteen (19) members of the senior management group including the Chair of the Board and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position.

53	Canadian Natural 2025 Management Information Circular

The Corporation’s corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.
The Board’s mandate is set out as Schedule “B” to this Information Circular which outlines in detail the responsibilities of the Board.
Audit Committee
Each member of the Audit Committee is independent. The Audit Committee’s primary duties and responsibilities as stated in its charter include to:
a)ensure that the Corporation’s management has implemented a system of internal controls over financial reporting and monitors its effectiveness;
b)monitor and oversee the integrity of the Corporation’s financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;
c)review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;
d)select and recommend to the Board for appointment by the shareholders, the Corporation’s independent auditors, pre‑approve all audit and non‑audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;
e)consider and recommend to the Board, jointly with the Health, Safety, Asset Integrity and Environmental Committee of the Board, the accounting firm to be retained by the Corporation to complete an independent assurance review of the Corporation's GHG emissions reporting and establish the fees and other compensation to be paid in respect thereof.
f)monitor the independence, qualifications and performance of the Corporation’s independent auditors;
g)oversee the audit of the Corporation’s financial statements;
h)monitor the performance of the internal audit function, internal control of financial reporting programs, Sarbanes-Oxley compliance program, as well as the cyber-security measures implemented in response to the Corporation's assessment of its cyber risk;
i)establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation’s employees, regarding accounting, internal controls or auditing matters;
j)provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and
k)review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors.
Audit Committee Financial Expert
All of the members of the Corporation’s Audit Committee are financially literate. Ms. C.M. Best, who is Chair of the Audit Committee, and Mr. W.A. Gobert each qualify as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes‑Oxley Act of 2002.
The Corporation’s Annual Information Form contains additional information on the Audit Committee and its members under the section entitled “Audit Committee Information” which includes a full copy of the Audit Committee Charter.
Compensation Committee
The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation’s compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.
In arriving at the compensation levels paid by the Corporation to its executive officers, the Compensation Committee takes into account a number of factors, including:
•the expertise and experience of the individual;
•the overall performance of the Corporation; and
•an evaluation of peer‑company market data.

Canadian Natural 2025 Management Information Circular	54

In addition, the Compensation Committee also periodically discuss with external independent compensation consultants:
(i)processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)compensation trends within the Corporation’s geographic area;
(iii)common practices used by companies to compensate employees;
(iv)other trends in compensation practices for incentivizing and compensating employees; and
(v)other emerging “best practices” in executive compensation.
The Compensation Committee is comprised entirely of independent directors. The Compensation Committee’s primary duties and responsibilities as stated in its charter include to:
a)review and approve the Corporation’s compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation’s overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long-term shareholder interest; and (iv) provides competitive compensation opportunities;
b)selection and retention of compensation consultants and approval of their fees and services to be provided;
c)consider the implications of the risks associated with the Corporation’s compensation policies and practices as they relate to executive compensation;
d)approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;
e)review the Corporation’s senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation’s management resources, structure, succession planning, development and selection process as well as the performance of key executives;
f)review the Corporation’s Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and the Corporation’s pension plans, which were acquired at the time of (i) the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies; and (ii) the acquisition by Sukunka Natural Resources Inc., a subsidiary of the Corporation, of the Pine River Gas Plant and associated infrastructure and whose only members are former employees of Westcoast Energy Inc., the former owner of the Plant and infrastructure. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;
g)review management’s Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and
h)periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.
Health, Safety, Asset Integrity and Environmental Committee
The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee’s primary duties and responsibilities as stated in its charter include to:
a)generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental (which, for greater clarity, includes greenhouse gas emissions and climate) risk programs, controls and reporting systems and reporting to the Board in respect thereof;
b)generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;
c)monitor the Corporation’s performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates including receiving an assurance report regarding the Corporation's GHG emissions disclosure;
d)review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk (which includes climate-related risks and opportunities);
e)assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and
f)review management’s commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility (including climate change) and community affairs to ensure they are in line with the Corporation’s goals and image.

55	Canadian Natural 2025 Management Information Circular

In addition, members of the Committee also participate in annual health, safety, asset integrity and environment and GHG emissions climate-related information sessions to ensure members continue to enhance competencies in these areas.
Nominating, Governance and Risk Committee
The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self‑assessment of the Board’s performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.
The matrix below illustrates the mix of experience, knowledge and understanding possessed by the nominees to the Board in categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	Best	Cannon	Edwards	Fong	Giffin	Gobert	Healy	Laut	McKenna	Stauth	Tuer	Verschuren	Total
Accounting/ Finance	•		•	•	•	•			•			•	7
Climate/ Carbon Policy & Emissions		•	•	•	•		•	•	•	•		•	9
Exec Leadership / Compensation	•	•	•	•	•	•	•	•	•	•	•	•	12
Economics / Business	•	•	•	•	•	•	•	•	•	•	•	•	12
Engineering / Technical		•		•				•		•	•		5
Governance	•	•	•		•	•	•		•		•	•	9
Government / Regulatory	•	•	•		•	•	•	•	•		•	•	10
Health, Safety & Environment	•	•	•	•		•	•	•		•	•	•	10
International Business			•	•	•	•	•	•	•			•	8
Law			•		•		•		•				4
Oil & Gas	•		•	•	•	•	•	•		•	•		9
Risk Management	•	•	•	•	•	•	•	•	•	•	•	•	12
The Nominating, Governance and Risk Committee also reviews annually the adequacy and structure of directors’ compensation and makes recommendations to the Board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.
The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee’s primary duties and responsibilities as stated in its charter include to:
a)provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;
b)recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;
c)provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;
d)provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

Canadian Natural 2025 Management Information Circular	56

e)annually evaluate the performance of each Director;
f)identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual Meeting of Shareholders;
g)review and recommend annually to the Board, the Corporation’s compensation for directors of the Corporation;
h)ensures the Corporation’s management has implemented and maintains an effective enterprise risk management program;
i)review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;
j)review annually the Corporation’s Code of Integrity, Business Ethics and Conduct policy; and
k)review annually the Corporation’s Board of Directors Corporate Governance Guidelines.
Reserves Committee
The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee’s primary duties and responsibilities as stated in its charter include to:
a)generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation’s petroleum and natural gas reserves;
b)appoint the independent qualified evaluating engineers and approve their remuneration;
c)report to the Board on the Corporation’s petroleum and natural gas reserves; and
d)if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation’s petroleum and natural gas reserves and the filing of same with the regulatory authorities.
Director Orientation
The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation’s business, current issues, and corporate strategies. They also receive a Director’s Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40‑F. They receive a copy of the Corporation’s Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director’s duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.
Director Education
The Corporation provides ongoing continuous education programs integrated into and forming part of its quarterly scheduled Board meetings through key business area presentations, business updates and operations site visits as appropriate. The objective of these sessions is to provide directors with insight into the Corporation, its people, its business activities, and the matters being dealt with by the Corporation on a day to day basis while, at the same time, allowing the Board to interact with individuals beyond the Corporation’s senior management. By integrating these sessions into regularly scheduled Board meetings, Director attendance at these education sessions is tied to attendance at each meeting and the content of the training can, where appropriate, be directed to matters that are before the Board at that time.
Since May 2024, detailed presentations on the following matters were provided to the Board:
•a history of the evolution of the Corporation over the last 35 years, including a review of key acquisitions, the development and evolution of the Corporation’s business strategy and lessons learned during the Corporation’s growth;
•a Conventional and Thermal update focusing on innovations in heavy oil multi-lateral drilling and thermal solvents, including a review of the leadership team, innovations in well design and cost savings initiatives in each of the respective areas;
•a Conventional and Thermal Field Operations update focusing on continuous improvement opportunities in productivity and cost performance;
•a Safety and Asset Integrity update, which included an overview of the Corporation’s safety management system and asset integrity program including process safety and quality assurance initiatives related to pipeline integrity, pressure equipment integrity and monitoring; and
•a Commercial Operations update, which included an overview of the Supply Management, Joint Ventures, Mineral Land, Legal and Human Resources business units, including a review of leadership, continuous improvement activities and cost savings initiatives being undertaken in each functional area.
As noted above, all directors were present at each of the Board meetings where these presentations were made and engaged directly with presenters as well as having an opportunity to discuss these presentations in-camera, without management being present. Management addressed any questions the directors may have had either in the course of the presentation or as a follow up item at a subsequent meeting. Board feedback obtained through the independent assessment described under

57	Canadian Natural 2025 Management Information Circular

"Board and Committee Assessment" suggests that these sessions are informative and effective, providing directly relevant information useful in Board decision-making.
In addition to the foregoing, each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Currently, six of the Corporation's independent directors indicated that they participate in programs offered by the Institute of Corporate Directors, National Association of Corporate Directors or other similar organizations. Each Director is also expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.
Board and Committee Assessment
The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self‑assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.
Director Retirement Policy and Board Renewal
In the interest of Board renewal, the Board has established a mandatory retirement policy for directors, which is reviewed periodically by the Nominating, Governance and Risk Committee. The Board has not adopted term limits for directors as the Board believes that term limits would disadvantage the Corporation by depriving it of the contributions of directors who have developed an understanding of, and insight into, the Corporation. Such directors have also developed knowledge of the oil and natural gas industry, the Corporation's operations and management and their expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors who held office at the last Annual Meeting of Shareholders to a maximum of fifteen. Through the Nominating, Governance and Risk Committee, there are annual Board and Director performance assessments, the results of which can also stimulate Board renewal. Under the mandatory retirement policy, any Director who has reached the age of 78 cannot stand for re-election to the Board.
Over the past ten years, four independent and three management directors retired from the Board. Four independent directors and two management directors have joined the Board during this time, adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience. In addition, one independent director resigned from the Board to pursue another opportunity.
As part of its commitment to Board renewal, the Board also monitors the mandatory retirement dates of its members. The Board has a recruitment strategy that it is actively pursuing to ensure that, as Board vacancies arise in the coming years due to anticipated retirements, it continues to have the appropriate skills, expertise, wisdom and leadership necessary to perform its function as the Corporation develops its business strategy and evolves into the future. In addition, the anticipated turnover in Board membership provides an opportunity to continue to support the Corporation’s commitment to diversity and inclusion, as discussed in more detail on page 59.
Ethics Policy
The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the “Code”). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation’s securities. The Code is designed to ensure that the Corporation’s business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.
The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Canadian Natural 2025 Management Information Circular	58

Each new employee and contractor must acknowledge at hire that they have received a copy of the Code, have read and understood it, and will be bound by it. Directors, officers and employees must also immediately declare any actual or known potential conflicts of interest.
Commencing in 2023, the Corporation launched a new computer-based training module with respect to the Code that each director, officer and employee was required to complete. At the completion of the training module, directors, officers and employees were required to acknowledge their familiarity and understanding of the Code and confirm that they were not in breach of any of its principles nor were they granted any waivers of compliance with the Code, in whole or in part. In the future, directors, officers and employees will be required to complete the computer-based training module annually. A copy of the Code is available to employees on the Corporation’s intranet and is publicly disclosed on the Corporation’s website.
Periodic reports are provided to the Board from management directly responsible for compliance matters related to the Code and on any existing or known potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation’s anonymous toll‑free hot‑line.
No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board’s knowledge, there has been no departure from the Code in the conduct of any director or executive officer.
Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.
Copies of the Code can be obtained free of charge from SEDAR+ at: www.sedarplus.ca, from the Corporation’s website at www.cnrl.com/about-us/code-of-conduct-and-human-rights/ or by contacting the office of the Corporate Secretary at the address indicated under “Additional Information” on page 51.
Independent Judgment of Directors
To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management’s presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.
Diversity and Inclusion
The Board has adopted a Diversity and Inclusion Policy Statement for the Corporation (see page 5) that addresses, amongst other things, the identification and nomination of women and members of other diverse communities as Directors of the Corporation and the importance of creating an inclusive work environment where all people are valued and welcomed. Diversity in all its forms and in sufficient numbers brings a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have an inclusive work environment and a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. In 2023, the Board increased its target Board composition, determining that a minimum of 40% of the independent directors should be women. The Board currently includes four women, which represents 40% of the independent director nominees (33.3% overall). In addition to gender diversity, the Board currently includes one individual that identifies as a member of an ethnic and visible minority. The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is approximately twelve members. The Board is committed to the principle of maintaining and enhancing the diversity of its members and is actively looking for opportunities to increase the diversity of the Board as vacancies become available in the coming years.
In addition to its efforts to enhance diversity in Board composition, the Corporation encourages the advancement of women and other diverse communities throughout the organization. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. On an annual basis, the Corporation monitors trends in gender representation in supervisory/technical roles as well as at both the manager and executive level to ensure that corporate trends support the development of women as candidates and support continued progress towards a more diverse workforce and increased representation of women at the executive level. While the Corporation has not adopted a target regarding the representation of women at the executive level, women represent 19% of the Corporation's overall leadership and 16% of the Corporation's senior management team of nineteen (two Vice-Presidents and one Senior Vice-President). In addition, there are eight women in total in Senior Vice-President and Vice-President roles, seventy women (22%) in manager positions, and approximately four hundred and seventy-five women (18%) who are in other supervisory and/or technical roles across the organization. While the Corporation does not specifically track the number of employees that identify as ethnic, Indigenous or visible minorities, such individuals fulfill roles in all administrative, professional and managerial levels within the organization.

59	Canadian Natural 2025 Management Information Circular

The New York Stock Exchange Corporate Governance Listing Standards
The Corporation, as a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A‑3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation’s CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non‑compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation’s compliance with audit committee requirements of Rule 10A‑3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member’s independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website; and (v) the requirement (Sections 303A.14 and 802.01F) for the Corporation to meet the requirement of Rule 10D-1 of the Exchange Act to adopt and comply with executive compensation recovery policies for incentive-based compensation received by current and former executive officers based on financial statements that are subsequently restated, and to disclose their executive compensation recovery policies in accordance with SEC rules. Under the rule, the Corporation was required to provide confirmation of its adoption of a compliant compensation recovery policy by December 1, 2023.
As required by the NYSE, a statement of the significant differences between the Corporation’s current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation’s annual report to shareholders.

Canadian Natural 2025 Management Information Circular	60

Schedule “B” To Information Circular Dated March 19, 2025
CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)
BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES
The Board of Directors (the “Board”) of the Corporation has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in meeting its responsibilities. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long‑term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.
Directors must perform their duties, keeping in mind their fiduciary duty to the Corporation. That duty includes the obligation to ensure that the Corporation’s disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.
BOARD RESPONSIBILITIES
The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day‑to‑day business and affairs of the Corporation and is responsible for implementing the Board’s strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.
In discharging the Board’s stewardship obligations, the Board assumes responsibility for the following matters:
(i)monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;
(ii)review, and, where appropriate, approve the Corporation’s major financial objectives, plans and actions;
(iii)with the assistance of its standing committees, the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate policies and systems to manage these risks;
(iv)succession planning; including appointing, training and monitoring senior management;
(v)a communication and disclosure policy for the Corporation; and
(vi)the integrity of the Corporation’s internal control and management information systems.
COMPOSITION ON THE BOARD
Criteria for Board of Directors
The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject (“Independent Directors”), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.
The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation’s business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.
Diversity
The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. As indicated in the Diversity and Inclusion Policy Statement adopted by the Corporation (see page 5), a Board composition where a minimum of 40% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered. In addition to gender diversity, the Board considers diversity to include ethnic and visible minorities as well as individuals with physical disabilities.
Election of Directors by Shareholders
Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of

61	Canadian Natural 2025 Management Information Circular

the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board’s decision on any such resignation.
Independence
As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation’s Information Circular.
Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as “independent”.
Size of the Board
The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.
Lead Independent Director
The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.
Other Company Directorships
The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.
Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and natural gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.
While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.
Term Limits
The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.
Retirement Policy
Under the Board’s retirement policy Directors will not stand for re‑election after reaching the age of 78. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.
Director Responsibilities
Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director’s responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75%

Canadian Natural 2025 Management Information Circular	62

of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.
Director Orientation
New members of the Board shall be provided an orientation which includes background information about the Corporation’s business, current issues, corporate strategies, general information about the Board and committees and Director’s duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.
Board Meetings
The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.
The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.
At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.
Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.
Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Independent Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Independent Director.
Board Committees
The Board has established five standing committees to assist the Board in fulfilling its mandate:
•Audit Committee;
•Compensation Committee;
•Nominating, Governance and Risk Committee;
•Reserves Committee; and
•Health, Safety, Asset Integrity and Environmental Committee.
The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.
The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.
Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.
The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.
The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter.
Board Evaluation
The Nominating, Governance and Risk Committee will sponsor an annual self-assessment of the Board’s performance, Directors’ performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

63	Canadian Natural 2025 Management Information Circular

Director Compensation
Senior management of the Corporation shall report annually to the Nominating, Governance and Risk Committee at the last regularly scheduled Committee meeting in a calendar year on the status of the Corporation’s Directors’ compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.
Director’s fees are the only compensation an Audit Committee member may receive from the Corporation.
Share Ownership
Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation. Directors are required to confirm annually for the Corporation’s Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.
The Board has also established share ownership guidelines for officers of the Corporation, which must be achieved within three (3) years of their appointment. Share ownership guidelines are based on a multiple of base salary; for the Executive Chair, President, any Chief Operating Officer and the Chief Financial Officer, four (4) times base salary; for any Senior Vice-Presidents, two (2) times base salary; and for all other officers, one (1) time base salary. Where the Executive Chair takes a nominal salary, the share ownership threshold applied to that individual is four (4) times the President's base salary. The details of these requirements can be found on page 25.
Evaluation of Senior Management
Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.
The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Executive Chair, and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management’s performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long‑term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.
The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation’s ongoing program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.
Director Access to Management, Employees and Advisors
Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.
In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.
In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances on the approval of the Lead Independent Director, or where the Lead Independent Director is seeking to engage outside advisors, the Executive Chair.
Public Communications
Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation’s Management Committee.

Canadian Natural 2025 Management Information Circular	64

Communication with the Board
The Corporation believes that strong governance includes year-round engagement with Shareholders. Shareholder representatives meet regularly throughout the year with senior management and, when requested and appropriate, independent members of the Board of Directors. In addition, our senior management engage directly with Shareholders through earnings calls. One-on-one meetings are usually requested by Shareholders and take place in person, virtually or by telephone depending on the nature of the meetings and the location of the individuals involved. The Corporation regularly participates in investor conferences where senior management interacts with Shareholders and, in most cases, one-on-one meetings with Shareholders are arranged as part of these events. During one-on-one meetings, Shareholders have access to senior management and, occasionally, directors to make inquiries regarding the Corporation's policies, governance and performance. In the course of all of its Shareholder engagement activities, the Corporation maintains a process of review that ensures that no preferential disclosure takes place such that neither the participating Shareholder nor the Corporation are prejudiced.
In 2024, the Corporation participated in approximately 11 investor conferences and was involved in approximately 46 in-person one-on-one or group meetings with Shareholders located in Canada, the United States of America and Europe. Furthermore, the Corporation arranged specific engagement sessions, including telephone conferences, at the request of Shareholders to address various matters identified by the requesting Shareholder.
Any Shareholder or interested party who wishes to communicate directly with the Board, the Lead Independent Director or any specific Director may do so by directing any correspondence to their attention, as applicable, using the following address:
c/o Corporate Secretary
Canadian Natural Resources Limited
2100, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Upon receipt, the Corporate Secretary will follow a process approved by the Nominating, Governance and Risk Committee of the Board and forward the communication to the Director to whom it is addressed. Depending on the subject matter, the Corporate Secretary may also refer the inquiry to senior management, the appropriate corporate department, the Audit Committee Chair, the Lead Independent Director or the Board Chair. If the matter does not appear to request direct attention by the Board or an individual Director, the correspondence may be directed to the appropriate corporate department. All correspondence will be reviewed and addressed through a direct response or, if more appropriate, through specific Shareholder engagement sessions. Finally, the Corporate Secretary, in consultation with the General Counsel, may determine that correspondence that is primarily commercial in nature or that relates to an improper or irrelevant topic should not be forwarded.
Code of Integrity, Business Ethics and Conduct
The Nominating, Governance and Risk Committee will periodically assess the Corporation’s Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies’ regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.
Modifications to Corporate Governance Guidelines
The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

65	Canadian Natural 2025 Management Information Circular

Schedule “C” To Information Circular Dated March 19, 2025
CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)
EXECUTIVE COMPENSATION RECOVERY POLICY
The Board of Directors (“Board”) of Canadian Natural Resources Limited (the “Company”) has adopted this Policy in accordance with applicable laws and stock exchange rules.
A.Application of Policy
This Policy applies in the event of any accounting restatement (“Restatement”) of the Company’s financial results due to a material non-compliance with the financial reporting requirements under applicable securities laws.
B.Executive Officers Subject to the Policy
All executive officers of the Company are subject to this Policy, being the Executive Chairman, President, Chief Financial Officer, Principal Accounting Officer, Chief Operating Officers, Senior Vice-Presidents, any Vice-President of the Company in charge of a principal business unit, division or function, and any other person who performs a significant policy-making function for the Company (the “Executive Officers”), even if an Executive Officer had no responsibility for the financial statement errors which resulted in the Restatement. This Policy also applies to any former Executive Officer who, within the preceding fiscal three years, ceased to be an Executive Officer after this Policy came into place.
C.Compensation Subject to the Policy; Recovery Period
This Policy shall apply to incentive-based compensation received on or after November 1, 2023 (the “Effective Date”). For purposes of this Policy, “incentive-based compensation” means compensation (including any cash or equity compensation) that is granted, earned, vested or received by an Executive Officer based wholly or in part upon the attainment of any “financial reporting measure” during the period (the “Recovery Period”) being any of the three most recently completed fiscal years immediately preceding:
(i)the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
(ii)the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
"Financial reporting measures" are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. For the avoidance of doubt, the Recovery Period with respect to an Executive Officer applies to incentive-based compensation received by the Executive Officer (a) after beginning services as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants) and (b) if that person served as an Executive Officer at any time during the fiscal period described above for such incentive-based compensation.
D.Amount Required to be Repaid Pursuant to this Policy
Except as otherwise set forth below, the amount of incentive-based compensation that must be repaid by an Executive Officer shall be determined in accordance with applicable laws and stock exchanges rules and if no such rules apply shall be the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”) as determined by the Company, acting reasonably. After a Restatement, the Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will, acting reasonably, determine the portion of the original incentive-based compensation derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded. Documentation of the Company’s calculation of the Recoverable Amount shall be maintained and shall be provided to the applicable stock exchange as required by applicable stock exchange rules.
In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

Canadian Natural 2025 Management Information Circular	66

If, due to a Restatement, equity compensation is recoverable from an Executive Officer, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
(i)if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(ii)if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
(iii)if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Compensation Committee of the Board will take such reasonably prompt action as it deems appropriate, in its sole and absolute discretion, to recover the Recoverable Amount, unless it is determined that it would be impracticable to recover the such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount, has provided such documentation to the applicable stock exchange and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. Section 401(a)(13) or 26 U.S.C. Section 411(a) and regulations thereunder, or (3) if the recovery of the incentive-based compensation would, based on an opinion of counsel, be in violation of the laws of Canada or any applicable province thereof.
E.Additional Recovery Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under applicable securities laws, then, in accordance with Section 304 of the U.S. Sarbanes-Oxley Act of 2002, the Executive Chairman, President, Chief Financial Officer and any Chief Operating Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:
(i)any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
(ii)any profits realized from the sale of securities of the Company during that 12-month period.
F.Crediting of Recovery Amounts
To the extent that subsections A, B, C and D of this Policy would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Policy, and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under this Policy. Recovery pursuant to the other provisions of this Policy does not preclude recovery under subsection E of this Policy, to the extent any applicable amounts have not already been reimbursed to the Company.
G.General Provisions
This Policy may be amended by the Board from time to time. Implementation of, and changes to, this Policy will be communicated to all persons to whom this Policy applies.
The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy. The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its subsidiaries.
All determinations and decisions made by the Board (or any committee thereof, including the Compensation Committee) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. If you have questions about the interpretation of this Policy, please contact the Chief Financial Officer or the Vice President, Legal & General Counsel.

67	Canadian Natural 2025 Management Information Circular

Schedule “D” To Information Circular Dated March 19, 2025
CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)
AMENDED, COMPILED AND RESTATED STOCK OPTION PLAN
PART 1 - INTRODUCTION
1.01     Purpose
The purpose of the Plan is to `secure for the Corporation and its shareholders the benefits of incentives inherent in share ownership by, inter alia, the directors, management, employees and service providers of the Corporation who, in the judgement of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for herein aids in retaining and encouraging directors, management, employees and others of exceptional ability because of the opportunity offered them to acquire an interest in the Corporation.
1.02     Definitions
Whenever used herein, the following words and expressions shall have the following meanings, namely:
a)“Bargaining Agent” means a Trade Union that acts on behalf of employees in collective bargaining or as a party to a Collective Agreement with an employer or an Employers’ Organization, whether or not the Bargaining Agent is a certified bargaining agent;
b)“Blackout Period” means that period of time as may be determined by the Corporation during which Service Providers, amongst others, are prohibited from trading, or otherwise dealing, in the Corporation’s securities (including the exercise of Options), pursuant to the Corporation’s Trading and Black-Out Policy for Employees and Insiders as amended from time to time.
c)"Board" means the board of directors of the Corporation, as it may be constituted from time to time;
d)"Board of Inland Revenue" means the 'Board' as defined in S832(1) of the Taxes Act;
e)"Cash Payment" means the amount that shall be paid by the Corporation to an Optionee, on the exercise of an Option(s) that is not a UK Approved Option, together with the election of the Optionee to receive a cash payment in lieu of Shares, which amount shall be equal to the number of Option(s) exercised multiplied by the excess of: (i) the closing market price per Share on the Exchange on the last trading day immediately preceding the date of exercise of the Option(s); over (ii) the exercise price of the Option(s) less any taxes due and payable to any taxing authority at time of exercise of the Option(s). In the event that no trades of the Shares have taken place on the Exchange on the last trading day immediately preceding the date of exercise of the Option(s), the Board may, in its sole discretion, select as the closing market price per Share the weighted average trading price of the Shares on the Exchange over the last five trading days on which the Shares traded on the Exchange;
f)“Collective Agreement” means an agreement in writing between an employer or an Employer’s Organization and a Bargaining Agent containing terms and conditions of employment, and may include one or more documents containing one or more agreements;
g)"Control" has the meaning given to that expression by S840 of the Taxes Act;
h)"Corporation" means Canadian Natural Resources Limited, a corporation incorporated under the laws of the Province of Alberta;
i)“Employers’ Organization” means an organization of employers that acts on behalf of an employer or employers and has as one of its objects the regulation of relations between employers and employees, whether or not the organization is a registered employers’ organization;
j)"Exchange" means the Toronto Stock Exchange;
k)"Insider" of the Corporation means:
i)an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and
ii)an associate (as such term is defined in the Securities Act (Ontario)) of any person who is an Insider by virtue of subparagraph (i);
l)"Market Value" means in relation to any Share on any day the market value of that Share determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed in advance with the Inland Revenue Shares Valuation Division;
m)"Option" means an option granted under the terms of the Stock Option Plan;
n)"Option Period" means the period during which an Option that has become exercisable may be exercised in accordance with the Stock Option Plan;

Canadian Natural 2025 Management Information Circular	68

o)"Optionee" means a Service Provider to whom an Option has been granted under the terms of the Stock Option Plan;
p)"Participant" means, in respect of the Plan, a Service Provider who elects to participate in the Plan;
q)"Schedule 9" means Schedule 9 of the Taxes Act;
r)"Service Provider" means:
i)an employee who is subject to a contract of employment, other than a Collective Agreement, with the Corporation or any of its subsidiaries;
ii)an Insider of the Corporation or any of its subsidiaries; and
iii)any other person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;
s)"Share" or "Shares" means a Common Share or the Common Shares of the Corporation from time to time authorized by the charter documents of the Corporation, and for the purposes of a UK Approved Option means unrestricted Common Shares of the Corporation that satisfy the conditions of paragraphs 10 to 14 inclusive of Schedule 9 of the Taxes Act;
t)"Stock Option Certificate" means a certificate entered into pursuant to Section 2.04 hereof;
u)"Stock Option Plan" or "Plan" means the plan established and operated pursuant to Part 2 hereof;
v)"Sterling Equivalent" means the pounds sterling amount derived by converting Canadian dollars to pounds sterling by reference to the noon rate of the Royal Bank of Canada on the date of conversion, or the nearest business day prior to conversion;
w)"Taxes Act" means the (UK) Income and Corporation Taxes Act 1988;
x)”Trade Union” means an organization of employees that has a written constitution, rules or bylaws and has as one of its objects the regulation of relations between employers and employees; and
y)"UK Approved Option" means any Option granted which is designated by the Board at the time of such grant as being a UK Approved Option and that satisfies the conditions for UK Approved Options set out in Section 2.04.
PART 2 - STOCK OPTION PLAN
2.01     Participation
Options shall be granted only to Service Providers.
2.02     Determination of Option Recipients
The Board shall make all necessary or desirable determinations regarding the granting of Options to Service Providers and may take into consideration the present and potential contributions of a particular Service Provider to the success of the Corporation and any other factors which it may deem proper and relevant.
2.03     Price
The exercise price per Option Share shall be determined from time to time by the Board but, in any event, shall not be lower than the closing market price of the Shares on the Exchange on the last trading day preceding the date of grant. In the event that no trades of the Shares have taken place on the Exchange on any trading day within a five-day period immediately preceding the date of grant, the Board may, in their sole discretion, select as the exercise price per Share the weighted average trading price of the Shares on the Exchange over the last ten trading days on which the Shares traded on the Exchange immediately preceding the date of the grant.
2.04     Grant of Options
The Board may at any time authorize the granting of Options to such Service Providers as it may select for the number of Shares that it shall designate, subject to the provisions of the Stock Option Plan.
For the purposes of determining whether an Option is a UK Approved Option, the following provisions will apply:
a)a UK Approved Option may only be granted to a Service Provider who is an employee or full time director of CNR International (U.K.) Limited or any company of which CNR International (U.K.) Limited has Control and for these purposes:
i)a "director" means any person occupying the position of a director of a body corporate as determined in accordance with the laws of England; and
ii)a "full time director" means any director whose terms of employment require him to devote to the duties of his office not less than twenty-five (25) hours per week excluding meal breaks;
b)UK Approved Options may not be granted to any person at any time when he has within the preceding 12 months had a material interest (as defined in S187(3) of the Taxes Act) in the Corporation or in a company which has Control of the

69	Canadian Natural 2025 Management Information Circular

Corporation or which is a member of a consortium which owns the Corporation or any such company is at any relevant time a close company for the purposes of paragraph 8 of Schedule 9;
c)a UK Approved Option may not in any event be exercised at any time if the Optionee then has, or has within the preceding 12 months had, a material interest in a close company being either the Corporation or a company which has Control of the Corporation or is a member of a consortium which owns such a company;
d)UK Approved Options may not be granted to any person at any time if that would cause the aggregate Market Value of the Shares which may be acquired by that person pursuant to the exercise of:
i)UK Approved Options which have not then been exercised and have not ceased to be exercisable; and
ii)rights to acquire Shares obtained under any other plan approved under Schedule 9 to the Taxes Act which has been established by the Corporation or by any associated company (as that term is defined in S416 of the Taxes Act) of the Corporation;
to exceed or further exceed £30,000 or such other amount as may be permitted by paragraph 28(1) of Schedule 9. For the purpose of determining this limit the Market Value of the Shares shall be the Sterling Equivalent as at the last trading day preceding the date of grant of an Option classified as a UK Approved Option;
e)the exercise price per Share shall not be less than the Market Value of a Share on the date of grant of the relevant UK Approved Option;
f)in relation to a UK Approved Option, in Section 2.08 the words from "notwithstanding" to the end of Section 2.08 shall be replaced with the words "any UK Approved Option may be exercised in whole or in part by the Optionee provided that any such exercise in such circumstances shall be conditional on:
i)the offeror gaining such control of the Corporation; and
ii)the Optionee agreeing to tender the Shares received upon such exercise pursuant to the Offer."
g)in relation to a UK Approved Option, in paragraph (b) of Section 2.09 the words ", subject only to the adjustment required as a result of the said amalgamation, consolidation or merger, as discussed in Section 2.10" shall not apply;
h)UK Approved Options shall not be assigned, pledged or otherwise transferred; and
i)no UK Approved Option shall be granted unless and until the relevant parts of this Plan which relate to UK Approved Options have been approved by the Board of Inland Revenue.
Each Option granted to a Service Provider shall be evidenced by a Stock Option Certificate with terms and conditions consistent with the Plan and as approved by the Board (which terms and conditions need not be the same in each case and may be changed from time to time). Until such time as the Board shall otherwise determine, and subject to the provisions of Section 3.08 hereof, the form of Stock Option Certificate adopted for use hereunder shall be that which is attached hereto as Schedule "A".
2.05     Terms of Options
The Option Period shall be of such length as is determined by the Board but in any event shall not exceed six years from the date such Option is granted, and may also be reduced with respect to any such Option as provided in Section 2.07 hereof. In the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (a) the last day of a Blackout Period; and (b) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period.
Options which have been granted will become exercisable at the times and in the amounts set forth in the Stock Option Certificate; provided however, the times at which such Options will become exercisable may be accelerated or postponed in accordance with this Plan, a determination by the Board or the Corporation’s policies in effect from time to time, as applicable. Determination by the Board to postpone the date when Options become exercisable will be in relation to an unpaid leave of absence. In the event the postponement results in those Options becoming exercisable after the expiry date of the Options, forfeiture of those Options will occur. In no event shall any postponement operate to extend the Option Period beyond six years except as permitted in this Section 2.05.
Subject to Section 2.07, Options that have become exercisable may be exercised in whole or in part by the Optionee during the Option Period.
2.06     Exercise of Options
a)Receipt of Shares or Cash for non-UK Approved Options
On the exercise of an Option that is not a UK Approved Option, in accordance with the terms hereof, an Optionee shall be entitled to elect to receive either a certificate(s) representing that number of Shares designated by the Option(s) or a Cash Payment in lieu of Shares.

Canadian Natural 2025 Management Information Circular	70

b)Payment for Exercise
The exercise of any UK Approved Option or Option that is not a UK Approved Option, where the Optionee has elected to receive Shares, will be contingent upon receipt by the Corporation of an amount payable by cash or certified cheque equal to the full exercise price. No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Stock Option Plan.
c)Procedure for Exercise of the Option
The Option may be exercised by notice given in accordance with the policies and procedures of the Corporation as may be adopted from time to time and, if the Option is a UK Approved Option or the Optionee has elected to receive Shares and has not elected to immediately dispose of those Shares through the facilities of the Exchange, by tendering therewith payment for the purchase price of the Shares to be purchased including the amount for any taxes due and payable to any taxing authority, on exercise of the Option, in cash or by certified cheque to the Corporation at Suite 2500, 855 Second Street S.W., Calgary, Alberta, T2P 4J8. Such notice shall state the number of Options being exercised and, in the case of an Option that is not a UK Approved Option, whether the Optionee wishes to receive Shares or a Cash Payment in lieu of Shares. The Option shall be deemed for all purposes to have been exercised to the extent stated in such notice upon delivery of the notice, and, with respect to an election to receive Shares or a UK Approved Option, a tender of payment in full of the exercise price for the Option being exercised, notwithstanding any delay in the issuance and delivery of the certificate(s) for the Shares so purchased or of the Cash Payment to be received, as the case may be. The Corporation shall, within 30 days of the exercise of the Option, either issue the Shares so purchased in the name of the Optionee and deliver the certificate(s) therefore to the Optionee or deliver the Cash Payment in the name of the Optionee, as the case may be. Shares issued pursuant to the exercise of a UK Approved Option shall rank pari passu with other Shares of the same class in issue at that date.
2.07     Termination Event
a)If an Optionee shall die before the expiration of an Option Period, any unexercised Option which has vested at the date of death shall be exercisable, but only by the legal personal representatives (being either the executors of the Optionee’s will who have provided evidence to the Board of their appointment as such, or if the Optionee dies intestate the duly appointed administrator(s) of Optionee’s estate who have provided evidence to the Board of their appointment as such) of the Optionee. All such vested Options shall be exercisable by the executor(s) within six months of the date of death or in the case of an intestacy, by the administrator(s) within the earlier of three months after their appointment or twelve months after the date of death, notwithstanding the expiration of the Option Period prior to the expiration of such exercise period, and if not exercised, shall thereupon terminate.
b)If an Optionee (i) becomes subject to a Collective Agreement on a certain date (“CA Date”), (ii) resigns effective as of a certain date (“Effective Resignation Date”) or (iii) retires effective as of a certain date (“Effective Retirement Date”), voluntarily or compulsorily under the regulations of the Corporation and/or a contract of employment or for services, any vested Option which has not been exercised at the CA Date, the Effective Resignation Date or the Effective Retirement Date, as applicable (the “Applicable Date”) shall be exercisable only for a period of 30 days from such Applicable Date, subject to earlier expiration of the Option Period, and if not exercised, shall thereupon terminate. Any Options which have not vested as of the Applicable Date shall terminate on such Applicable Date, and the Optionee shall thereupon have no interest in, or entitlement to, such terminated Options.
c)If an Optionee is given written notice of termination by the Corporation, any subsidiary or any entity controlled by the Corporation, whether such termination is for cause or without cause, and with or without adequate notice and irrespective of whether the Optionee is entitled to or receives at that time or in the future, any compensation in respect of such termination, any vested Option which has not been exercised by the date the written notice is provided (the “Notice Date”) shall be exercisable for a period of 30 days from the Notice Date, subject to earlier expiration of the Option Period. Any Options which have not vested as of the Notice Date shall terminate on such Notice Date and the Optionee shall thereupon have no interest in, or entitlement to, such terminated Options.
2.08     Effect of Takeover Bid
Subject to paragraph (f) of Section 2.04, if a bona fide offer (the "Offer") for Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Ontario), then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof; whereupon, notwithstanding the applicability, if any, of Section 2.05 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit (but only for such purpose) the Optionee to tender the Shares received upon such exercise (the "Optioned Shares") pursuant to the Offer. If:
a)the Offer is withdrawn by the offeror; or
b)the Optionee does not tender the Optioned Shares pursuant to the Offer; or
c)all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof;

71	Canadian Natural 2025 Management Information Circular

then the Optioned Shares or, in the case of subsection (c) above, the Optioned Shares that are not taken up and paid for, shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and the terms of the Option as set forth in Section 2.05, if applicable, shall again apply to the Option. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund the exercise price to the Optionee for such Optioned Shares. In no event shall the Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer.
2.09     Effect of Amalgamation, Consolidation or Merger
Subject to paragraph (g) of Section 2.04:
a)Where the Corporation amalgamates, consolidates with or merges with or into another corporation, without effecting a Change of Control, as defined below, any Shares receivable on the exercise of an Option shall be adjusted as if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Stock Option Plan.
b)Where the Corporation amalgamates, consolidates with or merges with or into another corporation and such an amalgamation, consolidation or merger causes a Change of Control, as defined below, then the Corporation shall notify each Optionee currently holding an Option with the full particulars thereof; whereupon, notwithstanding the applicability, if any, of Section 2.05 hereof, all of the Options shall vest and become exercisable on the day immediately preceding the Change of Control and the Optionee shall have the right, for a period of ninety (90) days thereafter, to exercise all of the Options remaining unexercised, subject only to the adjustment required as a result of the said amalgamation, consolidation or merger, as discussed in Section 2.10.
For the purposes of this clause, "Change of Control" shall include any circumstances and events whereby Shareholders of the Corporation approve:
i)an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing corporation which would entitle them to cast, in the aggregate, at least 50% votes attaching to all shares in the capital of the successor or continuing corporation;
ii)an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which a shareholder, or a group of shareholders acting jointly or in concert with each other, of the Corporation immediately thereafter shall own shares of the successor or continuing corporation which would entitle them to cast 25% or more of the votes attaching to all shares in the capital of the successor or continuing corporation; provided however that such a shareholder, or group of shareholders, do not own shares in the capital of the Corporation immediately preceding the transaction;
iii)the liquidation, dissolution or winding up of the Corporation; or
iv)the sale, lease, or other disposition of all or substantially all of the assets of the Corporation.
In the event the Board of Directors decides there has been a Change of Control, the Optionee or his legal representatives will be given written notice by the Corporation of the Change of Control in accordance with the provisions of this Plan and the period set forth in this clause 2.09 will commence on the day notice is given.
2.10     Adjustments in Shares Subject to the Stock Option Plan
If there is any change in the Shares through a consolidation, subdivision or reclassification of Shares, or otherwise, the number of Shares available under the Stock Option Plan, the Shares subject to any Option, and the purchase price thereof or, in the case of an Option that is not a UK Approved Option, the Cash Payment which may be elected with respect thereto shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Stock Option Plan, provided that for the purposes of a UK Approved Option, no such adjustment shall be made until the prior approval of the Board of Inland Revenue has been obtained for any such adjustment.
2.11     Approval
The terms of the Options granted from time to time hereunder, and the Optionees to whom Options are granted, are subject to the Exchange accepting notice of such terms and proposed Optionees (if such acceptance is required by the Exchange).
PART 3 - GENERAL
3.01     Number of Shares
The aggregate number of Shares reserved for issuance under the Plan, together with any other security-based compensation arrangements of the Corporation, shall be such number of Shares equal to 7% of the total number of issued and outstanding Shares, from time to time (calculated on a non-diluted basis). If any Option or other security granted under this Plan or other security-based compensation arrangements of the Corporation shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option or other security relates shall be available for the purposes of the granting of Options under this Plan. In addition, the aggregate number of Shares so available for issuance under the Plan to

Canadian Natural 2025 Management Information Circular	72

any one person shall not exceed 5% of the outstanding issue of Shares. The aggregate number of Shares reserved for issuance pursuant to all share based compensation plans including Options granted to Insiders at any time shall not exceed 10% of the outstanding issue of Shares and the aggregate number of Shares issued to Insiders pursuant to all share based compensation plans including Options within any one year period shall not exceed 10% of the outstanding issue of Shares.
3.02     Transferability
All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant.
3.03     Employment
Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or interfere in any way with the right of the Corporation to terminate the Participant's employment at any time. Participation in the Plan by a Participant is voluntary and subject to the approval of the Board of Directors.
3.04     Record Keeping
The Corporation shall maintain a register in which shall be recorded:
a)the name and address of each Participant;
b)the number of Options granted to a Participant and the number of Options outstanding;
c)the number of Options granted that have been classified as UK Approved Options and the number of UK Approved Options outstanding.
3.05     Necessary Approvals
The Plan shall be effective only upon the approval of the Exchange and, if required by such Exchange, of the shareholders of the Corporation in the manner prescribed by the Exchange from time to time.
The classification of an Option as a UK Approved Option shall only be effective upon the approval of the Plan by the Board of Inland Revenue.
The obligation of the Corporation to sell and deliver Options or Shares, or to make a Cash Payment in accordance with the Plan is subject to the approval of any governmental or regulatory authority having jurisdiction and/or the Exchange which may be required in connection with the authorization, issuance or sale of such Options or Shares or the making of a Cash Payment by the Corporation. If any Options or Shares cannot be issued to any Participant or any Cash Payment cannot be made for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Corporation to issue such Options or Shares or make such Cash Payment shall terminate and any amount paid to the Corporation to exercise the Option(s) including any amount rendered to the Corporation for taxes that would have been due and payable had the Option(s) been exercised, shall be returned to the Participant.
3.06     Administration of the Plan
The Board is authorized to interpret the Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Corporation and all costs in respect thereof shall be paid by the Corporation.
3.07     Income Taxes
Except in respect of Participants who may receive UK Approved Options, as a condition of and prior to participation in the Plan, a Participant shall authorize the Corporation in written form to withhold from any remuneration otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.
3.08     Amendments to the Stock Option Plan and the Stock Option Certificate
Any amendment to any provision of the Plan or the Stock Option Certificate shall be subject to the approval, if required, of the Exchange or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by such Exchange, of the shareholders of the Corporation in the manner prescribed by the Exchange from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the Plan and amend or modify the Stock Option Certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by Shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the Plan; (b) would reduce the exercise price of an outstanding Option, including a cancellation of an Option and re-grant of an Option in conjunction therewith, constituting a reduction of the exercise price of the Option; (c) would extend the term of any Option granted under the Plan beyond the expiration date of the Option; (d) amends the Plan to allow for a maximum term of an Option to be greater than six years except as provided in Section 2.05; (e) expands the

73	Canadian Natural 2025 Management Information Circular

authority of the Corporation to permit assignability of Options beyond that contemplated by the Plan; (f) adds to the categories of participants who may be designated for participation in the Plan; and (g) amends the Plan to provide for other types of compensation through equity issuance.
No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.
3.09     Approval of the Board of Inland Revenue
No additional terms or conditions may be imposed on Options that have been classified as UK Approved Options without the approval of the Board of Inland Revenue, and no such term or condition shall have effect until approved by the Board of Inland Revenue.
3.10     No Representation of Warranty
The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
3.11     Governing Law
Except as otherwise set forth herein, the Plan shall be governed by the laws of the Province of Alberta excluding any conflicts of law, rule or principle which might refer such construction to the laws of another jurisdiction.
3.12     Interpretation
Words used herein importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.
3.13     Compliance with Applicable Law, etc.
If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by‑law or regulation of the Exchange or any governmental or regulatory authority having authority over the Corporation or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

Canadian Natural 2025 Management Information Circular	74